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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  April 2003

Commission File Number:  000-49605

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2

(Address of principal executive offices)

1. News releases 4-01, 4-02, 4-03, 4-04, 4-05, 4-06, 4-07, 4-08, 4-09, and 4-10

2. Material change reports, 4-01

3. Notice, Information Circular and Proxy

4. Annual Report, including financial statements and management discussion.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: January 22, 2004 TSX Venture Exchange: CMD Shares Issued: 21,624,063 News Release #04-01

Commander Resources Ltd. (CMD – TSX Venture) reports that Mr. Kenneth Leigh has agreed to join the Company as President and Director effective February 9, 2004.

Mr. Leigh, who resigned from Teck Cominco Limited earlier this week, started his career as an Exploration Geologist in 1990 with Cominco Ltd. where he was involved in base metal, gold and diamond exploration projects across Canada with primary responsibility for managing the company’s exploration efforts in the high Arctic region.  Through the mid 1990’s, Mr. Leigh developed and managed early stage to advanced exploration projects culminating in the discovery of additional ore reserves for the Polaris Zn-Pb Mine and two significant, but uneconomic base metal deposits.   In the late 1990’s Mr. Leigh was the Team Leader for a Special Projects Group with Cominco, charged with seeking out new business and project opportunities in Europe, Africa, Asia, South America and Australia.  Subsequent to the merger between Teck and Cominco in 2001, Mr. Leigh has focused more on business aspects working in a senior position with the Exploration Business Development Group completing financial evaluations and risk analyses of new advanced resource and business situations globally and providing business development support to the exploration department.

Mr. Leigh holds a B.Sc, Geology, from the University of Toronto and an M.Sc., Geology, from the University of Western Ontario.   Throughout his career, Mr. Leigh has built an extensive network of industry contacts, liaised with native groups, government agencies and industry peers and has been involved in property deal and contract negotiations with major and junior resource and service companies.

The Board of Directors has approved a grant of 700,000 stock options to Mr. Leigh under the Company’s stock option plan.  The options are exercisable for five years at $0.53 per share and are subject to the policies of the TSX Venture Exchange.

William J. Coulter, currently President, has been elected Chairman and Chief Executive Officer effective February 9, 2004.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date February 6, 2004 TSX Venture Exchange: CMD Shares Issued: 21,644,063 News Release #04-02

Commander Resources Ltd. (CMD – TSX Venture) announces an option agreement with Black Bart Prospecting Inc. whereby Commander may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland.  Under the terms of the agreement, Commander must pay $7,000 in cash (paid), issue an aggregate of 200,000 common shares over four years and spend a total of $480,000 in exploration expenses on the property over four years.  The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 16, 2004 TSX Venture Exchange: CMD Shares Issued: 21,672,563 News Release #04-03

Commander Resources Ltd. (CMD – TSX Venture) has issued 20,000 common shares to Black Bart Prospecting Inc. under the terms of an option agreement dated July 31, 2003, relating to the acquisition of a 100% interest in the Big Hill Property, Newfoundland.  The shares are subject to a hold period and may not be traded until June 14, 2004.

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 17, 2004 TSX Venture Exchange: CMD Shares Issued: 21,672,563 News Release #04-04

BAFFIN ISLAND GOLD PROPERTY ACQUISITION

Commander Resources Ltd. (CMD – TSX Venture) is pleased to announce the acquisition of two new properties on Baffin Island, Nunavut.  The properties, which consist of four Exploration Permits totalling 157,000 acres were acquired during the recent annual Nunavut permitting window and issued on February 1 of this year.  In addition two new claims totalling close to 3000 acres were staked near the Company’s Qimmiq Project on Baffin Island late in 2003.  For Permit and Claim location, please refer to the company website www.commanderresources.com.

The two new Properties and claims cover rock sequences mapped by the Geological Survey of Canada as Bravo Lake Formation, the same sequence that is host to the Qimmiq Gold property discovered by Commander in 2003.  Channel samples at Qimmiq grading as high as 30.8 gm/T gold over 3.7 metres were reported from extensive gold rich iron formations.

In 2004, Commander intends to complete prospecting, sampling, geological mapping and stream sediment sampling on the new Permits.

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 20, 2004 TSX Venture Exchange: CMD Shares Issued: 24,214,784 News Release #04-05

VANCOUVER, February 20, 2004 – Commander Resources Ltd. announces the grant of 50,000 stock options to a consultant under its stock option plan.  The options are exercisable for five years at $0.64 per share and are subject to the policies of the TSX Venture Exchange.

Kenneth E. Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 23, 2004 TSX Venture Exchange: CMD Shares Issued: 24,238,117 News Release #04-06

COMMANDER RECEIVES PROCEEDS OF

 $1.2 MILLION ON EXERCISE OF WARRANTS

Commander Resources Ltd. (CMD-TSX Venture) announces that 2,388,888 share purchase warrants due to expire on February 28, 2004 have been exercised at a price of $0.505.  Proceeds of $1.2 million will be used to fund the company’s 2004 exploration program on Baffin Island and for general corporate purposes.

Kenneth E. Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: March 24, 2004 TSX Venture Exchange: CMD Shares Issued: 24,238,117 News Release #04-07

Summary of December 31, 2003 Financial Statements

Commander Resources Ltd. (“the Company”) is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties in Canada.  The Company holds 1.72 million shares of Diamonds North Resources Ltd., a Canadian exploration stage company. The Company is currently focusing its exploration activities on Baffin Island and in Labrador. The following is a summary of the audited financial statements and management discussion and analysis for the year ended December 31, 2003, both of which can be found at the Company’s website www.commanderresources.com.

Mineral Properties

For the year ended December 31, 2003, the Company’s mineral property expenditures totalled $962,278 (2002 - $448,438) including $10,637 (2002 - $8,809) in acquisition costs and $951,641 (2002 - $439,629) in exploration costs. Mineral property recoveries totalled $96,497 (2002 - $116,766) including funds recovered from joint venture partners and the Newfoundland and Labrador Government’s Junior Company Exploration Assistance Program.

As at December 31, 2003, the Company's mineral properties had a carrying value on the balance sheet of $5,063,785 (2002 - $6,722,860). The decrease in the carrying value over 2002 was due to property write downs totalling $2,524,856 (2002 – $456,298), consisting largely of the reduction in the carrying value of the Green Bay, Newfoundland project by $2,186,952. During the year, the Company sold four claim blocks within the Green Bay property in consideration for a royalty of $25 for each ounce of gold produced.  Also, the Company consolidated several of the remaining claim blocks to reduce the annual maintenance cost.  The Satellite, Labrador and Bamaji, Ontario projects were written off during the year at a cost of $304,550 and $33,354 respectively.

Qimmiq, Baffin Island Nunavut

In June 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to earn a 100% interest in 50,000 hectares of Nunavut Tunngavik Incorporated (“NTI”) leases on Baffin Island, Nunavut.  The Qimmiq project is located on Central Baffin Island 500 kilometres north of Iqualiut.

In the summer of 2003, the Company conducted a $293,385 exploration program consisting of prospecting, sampling and geophysical surveying covering five claim blocks. Four gold prospects named the Malrok Zone, the Ridge Lake Zone, the Peninsula Prospect and Qim 5 prospect were identified during the program.  Significant channel sample results from Malrok included:  24.9 g/t Au / 3.6 m, 13 g/t Au / 3.5 m, 30.8 g/t Au / 3.75 m, 14.4 g/t / 5.1 m and a 0.3 metre interval assayed 239.3 g/t Au. Grab samples from the Ridge lake Prospect included 49 samples of which 14 exceeded 1 g/t Au and eight graded between 7.9 g/t Au and 17.3 g/t Au.

Dewar Lake, Nunavut

In June, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to earn a 100% interest in sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut. The Dewar Lake project is located on Central Baffin Island 500 kilometres north of Iqaluit and is contiguous with the Qimmiq Property. In 2004, the Dewar Lake Property was reduced to three Permits totaling 162,927 acres.

In the summer of 2003, the Company conducted a $126,480 exploration program consisting of prospecting and sampling covering eleven claim blocks. The field crew collected 141 grab samples resulting in the identification of the “ST” Prospect. where four samples contained gold values greater than 1.0 g/t Au.

Bravo Lake, Nunavut

In August, 2003, the Company entered into an option agreement with Falconbridge Limited (“Falconbridge”) to earn a 100% interest in twelve Nunavut Exploration Permits covering in excess of 720,000 hectares on Baffin Island, Nunavut. The Falconbridge permits are contiguous with the BHP Billiton property optioned by the Company in 2003.

In the summer of 2003, the Company conducted a $100,783 exploration program consisting of prospecting, sampling and geophysical surveying.  On Permit 2381 (“Triangle Lake prospect”), 25 grab samples were collected of which one sample assayed 1.79 g/t Au and five other grab samples assayed between 0.1 g/t Au to 0.47 g/t Au. On Permit 2369 (“2369 prospect”), 36 grab samples were collected of which 3 samples assayed over 1.0 g/t Au and 8 other grab samples assayed over 0.1 g/t Au.

Adlatok 1, Labrador

The Adlatok 1 project consists of 100 claims.  The Company is the operator and holds a 59.5% (2002 – 52.0%) interest in the property.  In the Spring, the Company completed a 117 line kilometre airborne MegaTEM survey at a cost of $21,219. The airborne MegaTEM survey detected extensive areas of near surface conductivity likely sourced from interpreted pyrrhotite-graphite bearing units. In the Fall, the Company followed-up prioritized anomalies with a 130 AMT station deep sensing EM ground survey at a cost of $94,650. The AMT survey detected a deep conductor near the eastern boundary of Adlatok 1 resulting in the Company staking an additional 100 claim units to the east.

Sally, Labrador

The Sally project, which adjoins the Company’s Adlatok 1 property, is 100% owned by the Company and consists of 36 claims.  The property lies adjacent to Adlatok 1.   In the spring, the Company completed an airborne MegaTEM at a cost of $8,363.  The airborne MegaTEM survey detected a number of near surface conductors interpreted to have known pyrrhotite-graphite as the source. In the fall, the Company followed-up prioritized anomalies with an AMT deep sensing ground EM survey. The AMT survey detected a deep conductor on the property.

Results of Operations

Revenue for 2003 included the Company’s production interest of $377,965 (2002 – $202,785) and mineral property transactions of $Nil (2002 - $42,899). The production interest resulted from the sale of the Hammerdown/Rumbullion Gold Deposit to Richmont Mines Inc. in fiscal 2000.  The remaining unpaid balance of the production interest is $19,250 which the Company anticipates receiving during fiscal 2004.  The Company did not receive any revenue from mineral property transactions during 2003.

General and administrative expense in 2003 was $732,075 (2002 - $633,363).  Fiscal 2002 included several one-time costs associated with the Company’s reorganization which are reflected in decreases in annual report and meeting, investor relations and promotions, legal and transfer agent expenses for 2003.  Costs related to investor relations included attendance at three conferences. The Company does not currently have an investor relations manager.  Consultants expense was $43,031 (2002 - $Nil) including $33,720 for a part-time Controller, Michael Lee, to oversee the Company’s financial reporting, $4,700 for the Hammerdown/Rumbullion mine audit and $4,611 in costs for the Company’s ongoing 20F filing in the United States. Salaries and benefits expense was $209,495 (2002 - $244,838). The decrease was due to the Company’s Exploration Manager leaving in the spring of 2003 and the position not being filled until December.

The Company elected the early adoption of the CICA released amendments to Section 3870 which resulted in a $6,725 restatement to the current year’s deficit and a $163,919 (2002 - $1,676) expense to the current fiscal year.  The Company previously disclosed stock-based compensation to directors and employees as pro forma information.

The Company’s loss before adjustments was $354,110 (2002 - $387,679).  Adjustments to the Company’s loss included investment income of $31,133 (2002 - $496,702), property investigation expense of $24,252 (2002 - $13,616), write down of marketable securities expense of $Nil (2002 - $23,145), write down of mineral properties expense of $2,524,856 (2002 - $456,298), and gain on sale of marketable securities income of $14,297 (2002 - $8,088).  The $2,524,856 write down of mineral properties expense was largely due to the reduction in the carrying value of the Green Bay, Newfoundland project by $2,186,952.  During the year, the Company sold four claim blocks within the Green Bay property in consideration for a royalty of $25 for each ounce of gold produced.  Also, the Company consolidated several of the remaining claim blocks to reduce the annual maintenance cost.  The Satellite, Labrador and Bamaji, Ontario project where written off during the year at a cost of $304,550 and $33,354 .

The Company’s loss before future income taxes in 2003 was $2,857,788 (2002 - $375,948).  The future income tax provision is $227,947 (2002 - $331,924).  The resulting loss for 2003 was $2,629,841 (2002 - $44,024).

Investment income for 2003 reflects interest earned on deposit in the normal course of business where fiscal 2002 included a one-time loan bonus which resulted in an additional $445,000 in investment income.

Liquidity

At December 31, 2003, the Company had $3,266,453 (2002 - $2,123,911) in working capital and 21,623,730 issued common shares outstanding.

Subsequent Events

In February 2004, the Company completed an option agreement with Black Bart Prospecting Inc. whereby the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland.

In January 2004, the Company hired a new President and Director, Ken Leigh.  During a transition period, Bill Coulter will remain on as Chief Executive Officer.  The Company granted 700,000 stock options to the new President and Director under its stock option plan. The options are exercisable for five years at $0.53 per share and are subject to the policies of the TSX Venture Exchange. In February 2004, the Company granted 50,000 stock options to a Consultant under its stock option plan. The options are exercisable for five years at $0.64 per share and are subject to the policies of the TSX Venture Exchange

In February, 2004, 2,388,888 warrants to purchase common shares at $0.505 per share with an expiry date of February 28, 2004 were fully exercised before expiry for proceeds of $1,206,388

Subsequent to December 31, 2003, the Company issued 215,499 common shares for proceeds of $51,510 pursuant to the exercise of stock options.

Kenneth E. Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: March 29, 2004 TSX Venture Exchange: CMD Shares Issued: 24,423,117 News Release #04-08

BAFFIN ISLAND GOLD PROJECT TO COMMENCE IN LATE APRIL

Commander Resources Ltd. (CMD-TSX Venture) (the “Company”) is pleased to announce that it plans to commence a comprehensive $2 million exploration program in late April on the Baffin Island gold project.  The project consists of the contiguous Qimmiq, Dewar and Bravo Lake properties on west-central Baffin Island and the Talik Property on east Baffin Island, Nunavut.

A diamond drill contract has been finalized with Suisse Diamond Drilling of Smithers, B.C. whose principals have extensive experience in Arctic permafrost drilling conditions. A light portable drill capable of being moved by snowmobile during the spring season (May to early June) and by helicopter during the summer program (June – September) will be used on the project. All land use and access Permits to complete the program are in place.

The program will commence with detailed ground geophysics at Malrok to define drill targets followed by a 2500 line kilometre detailed airborne electromagnetic and magnetic survey covering the Qimmiq Property and portions of the Bravo Lake Property.  The airborne survey will be designed to define the extent and distribution of the iron formation unit that is host to the known gold mineralization.  In early May, diamond drilling will commence on the Qimmiq Property to follow up the channel sample results collected from the Malrok North Zone in 2003.  At Malrok North and South, part of the target is interpreted to extend under a shallow lake and several of the drill holes will be collared on the ice guided by the geophysical survey results.

Detailed geophysical surveys, prospecting, geological mapping and channel sampling of the 2.5 kilometre long Ridge Lake Zone on the Qimmiq Property will proceed once the land is clear of snow.  Drilling of selected targets on the Ridge Lake Zone will follow in mid summer.

Prospecting teams will continue last year’s highly successful program of searching for and prioritizing new gold prospects on the 140 kilometre long belt covered by the Qimmiq, Dewar and Bravo Lake Properties.   In addition, prospecting will be completed on the Talik Property where the host rocks to the iron formation are known to occur.

Detailed channel sampling and geological mapping will be undertaken on the other gold prospects (ST, Margot, Triangle Lake, Peninsula, Qim 5 and 2639) discovered in 2003 and any new prospects discovered during the 2004 work to prioritize them for geophysics and drilling.

The Baffin Island Project totals 1.5 million acres in which the Company may earn a 100% interest from BHP-Billiton and Falconbridge plus the 160,000 acre Talik Property in which the Company owns a 100% interest.

Gold on the Qimmiq, Dewar and Bravo Lake Properties is hosted by a silicate facies iron formation in the Lower Proterozoic Bravo Lake Formation, similar in age and tectonic history to the Homestake Gold mine in South Dakota.  Nine gold prospects including high grade gold mineralization at Malrok North and Ridge Lake Zones were identified in 2003, located at irregularly spaced intervals over a 140 kilometre long belt of the Bravo Lake Formation.  At the Malrok North Zone, channel sampling returned assay intervals including 2.35 metres grading 12.1 g/T gold and 3.6 metres grading 24.95 g/T gold.  Prospecting at the Ridge Lake gold zone yielded eight samples ranging from 7.9 g/T gold to 17.3 g/T gold over a 2.5 kilometre strike extent.

For more details on the project, including deal terms and 2003 exploration results, please refer to the Company’s website at www.comanderresources.com.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada including an emerging new gold camp on Baffin Island and advanced nickel projects in Labrador.  The company holds 1.72 million shares of Diamonds North Resources Ltd. and has $3 million in cash.

Kenneth E. Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: April 16, 2004 TSX Venture Exchange: CMD Shares Issued: 24,433,117 News Release #04-09

FALCONBRIDGE TERMINATES OPTION ON SOUTH VOISEY BAY

Mr. Kenneth Leigh, President of Commander Resources Ltd. reports that the Company has been advised by Donner Minerals that Falconbridge has terminated its Option to earn a 50% interest in the South Voisey Bay Joint Venture (“SVBV”).

Commander’s interest in the SVBV consists of a 48% interest in the Sarah Lake Property with Donner Minerals holding the remaining 52%.  Falconbridge spent over $500,000 on Sarah Lake since 2001 including airborne EM, ground geophysics and drilling of two holes in 2003.  The holes intersected disseminated, semi-massive and massive sulphides with low Ni and Cu values at the base of the gabbroic body.   However, a conductor below one of the holes and several other geophysical anomalies remain untested.

Under the terms of the SVBV Agreement, Falconbridge had the right to earn a 50% interest in Sarah Lake from Commander and Donner by expending $4 million on exploration through the year 2006.

In the South Voisey Bay area, Commander also holds additional property interests that are not part of the SVBV.  Commander holds a 100% interest in the Sally claims and a controlling 59% joint venture interest in the Adlatok 1 claims. Both Sally and the Adlatok properties adjoin the eastern boundary of Commander’s Sarah Lake property.  Results of Commander’s recent work on these properties will be provided when reports are completed.

The objective of the nickel programs which have been ongoing for several years in the South Voisey Bay area is to discover a nickel sulphide ore body similar to Inco’s Voisey Bay deposit, i.e. 128,000,000 tonnes of 1.7% nickel and 0.87% copper.

Commander has been active in this area since the discovery of the Voisey’s Bay deposit and currently has interests in over 90 square kilometres of mineral claims.

Commander and Donner will continue to investigate various means to move the Sarah Lake Project forward including seeking a new Joint Venture partner.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada including an emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

Kenneth E. Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: April 26, 2004 TSX Venture Exchange: CMD Shares Issued: 24,433,117 News Release #04-10

DESPINASSY GOLD TO ADVANCE WITH NEW PARTNER

Mr. Kenneth Leigh reports,

The Despinassy Property (“the Property”) in Quebec is currently operated as a 70:30 Joint Venture between Cameco Corporation (“Cameco”) and Commander Resources Ltd. (“Commander”) under which Commander holds a right of first refusal to acquire Cameco's 70% interest.   Alto Ventures Ltd. (“Alto Ventures”) has entered into an Agreement with Cameco for an option to acquire from Cameco its 70% interest in the Property (the “Purchase Option”) subject to a 60 day due diligence review commencing on March 31, 2004 and to approval by the TSX Venture Exchange.

Commander retains its 30% interest in the Joint Venture and through an agreement with Alto Ventures has agreed to waive its right of first refusal to acquire Cameco’s 70% interest in consideration of the following:

1.

Commander is issued 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share with a maximum hold period of four months;

2.

Alto Ventures shall complete a minimum exploration expenditure of $500,000 on the Property over a maximum two year period from the date of signing the Purchase Option (the “Term”).   The expenditure shall include a provision for diamond drilling and include a minimum of 1500 metres on targets mutually agreed to by Commander and Alto Ventures.   Alto Ventures shall carry Commander’s Joint Venture obligation through the Term to a maximum of $150,000 (being Commander’s 30% obligation for a $500,000 exploration program) on a non-recapture, interest free basis.  Should Alto Venture utilize Quebec exploration tax incentives to apply for tax credits relating to eligible exploration expenditures, such credits will be credited to the Joint Venture account and utilized for future exploration on the Property.

Should Alto Ventures withdraw from the Purchase Option with Cameco, Commander’s right of first refusal to acquire Cameco’s 70% interest in the Despinassy Joint Venture shall be reinstated.

Kenneth Leigh, President and CEO of Commander states “As the Joint Venture partner in Despinassy, it is our view that Cameco has made a solid choice in Alto Ventures to move the project forward and we have the utmost confidence in the ability and diligence of their technical and management team.   The structure of our agreement with Alto supports Commander’s intention of maximizing the value of its portfolio projects through quality, leveraged partnerships.”…Kenneth Leigh, President & CEO

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada including an emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Bernard H. Kahlert

Vice-President Exploration & Director

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Commander Resources Ltd..
1550, 409 Granville Street
Vancouver, B.C.
V6C 1T2

Item 2: Date of Material Change

State the date of the material change.

January 22, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

January 22, 2004

Vancouver Stock Stockwatch

Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander has added Ken Leigh as President to its team.  Options have been granted under the Company’s stock option plan.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-041 a copy of which is attached hereto as Schedule "B".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact:

William J. Coulter

President

(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of January, 2004.

COMMANDER RESOURCES LTD.

“WILLIAM J. COULTER”

William J. Coulter
President

cc:

TSX Venture Exchange

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the Annual General Meeting of the Members of COMMANDER RESOURCES LTD. (hereinafter called the “Company”) will be held at Suite 510, 510 Burrard Street, Vancouver, British Columbia, on:

WEDNESDAY, APRIL 14, 2004

at the hour of 10:00 a.m. (Pacific time) for the following purposes:

1.

To receive the Report of the Directors;

2.

To receive the financial statements of the Company for its fiscal year ended  December 31, 2003 and the report of the Auditors thereon;

3.

To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.

To determine the number of directors for the ensuing year at five;

5.

To elect directors;

6.

To set the number of shares issuable under the Company’s stock option plan;

7.

To transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular, Form of Proxy, supplemental return card and audited financial statements prepared to December 31, 2003.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes.  The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, B.C., as of this 5th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

“Ken Leigh”

Kenneth E. Leigh, M.Sc.

President

INFORMATION CIRCULAR
Containing information as at March 5, 2004

This Information Circular accompanies the Notice of the April 14, 2004 Annual General Meeting of Members of COMMANDER RESOURCES LTD. (hereinafter called the “Company”), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES
MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse members’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of the Annual General Meeting was published in "The Vancouver Sun" newspaper on January 20, 2004 pursuant to the requirements of Section 111 of the Company Act of the Province of British Columbia.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are Directors of the Company.  A Member desiring to appoint some other person (who need not be a Member) to represent him at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy and in either case delivering the completed Proxy to the office of CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered shareholders” because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument

54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.  The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS.  The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SHARES AND
PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value.  There is one class of shares only.  There are issued and outstanding 24,238,117 common shares as at March 5, 2004.  At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and, on a poll, every member present in person or represented by proxy shall have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at five for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

Name, Municipality of Residence and Office Held1	Principal Occupation or Employment1	Date of Appointment	Holdings in Securities of the Issuer1
William J. Coulter2 W. Vancouver, B.C. Chairman, CEO & Director	President, Commander Resources Ltd., August 1999 to February 2004; President, Binjas Holdings Ltd., May 1982 to present.	Jul 1, 1991	Common Options	736,4823 296,667
Bernard H. Kahlert W. Vancouver, B.C. Vice President & Director	Vice President & Director, Commander Resources Ltd., June 1998 to present.	Jun 10, 1998	Common Options	199,116 350,000
Kenneth E. Leigh Vancouver, B.C. President & Director	President, Commander Resources Ltd., February 2004 to present; Senior Geologist, Business Development, Teck Cominco Limited, July 1990 to February 2004.	Feb 9, 2004	Common Options	35,000 700,000
Albert F. Reeve2 Gibsons, B.C. Director	Professional Engineer; President, Albert F. Reeve Limited, January 1974 to present.	Jan 24, 2003	Common Options Warrants	50,0004 150,000 25,000
Victor A. Tanaka2 N. Vancouver, B.C. Director	President, Fjordland Exploration Inc., June 1996 to present; President, Pathfinder Resources Ltd., December 1993 to present.	Jan 18, 1993	Common Options	96,762 150,000

1This information has been furnished by the respective nominees.

2Member of the Company's Audit and Compensation Committees.

359,250 of these shares are registered in the name of Binjas Holdings Ltd. and 76,316 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

425,000 of these shares are registered in the name of Albert F. Reeve Limited, a non-reporting company controlled by Albert F. Reeve.

The Company has an audit committee, consisting of three members as set out in the table above.

REMUNERATION OF MANAGEMENT

For purposes of this section:

“Named Executive Officer” of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or other person who performed a policy-making function of the Company;

“SAR” or “stock appreciation right” means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

“LTIP” or “long term incentive plan” means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each Named Executive Officer who earned over $100,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

EXECUTIVE COMPENSATION

As at year end, the Company had two Named Executive Officers. The following table sets forth the compensation awarded or paid to, or earned by the Named Executive Officers during the financial year ended December 31, 2003.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation	No. Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	All Other Compensation $
W.J. Coulter President & Director	2003 2002 2001	$100,800 $100,800 $96,000	Nil Nil Nil	Nil Nil Nil	253,334 450,000 800,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
B.H. Kahlert Vice President & Director	2003 2002 2001	$68,000 $67,390 $100,800	Nil Nil Nil	Nil Nil Nil	295,001 450,000 925,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards.

OPTION AND SARS

The following table sets forth the particulars of individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries and stock appreciation rights ("SARs") made during the financial year ended December 31, 2003 to each of the named executive officers.

OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2003

Name	Securities Under Options/SARS Granted	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on Date of Grant	Expiration Date
W.J. Coulter	233,334 20,000	16.5% 1.4%	$0.20 $0.26	$46,666.80 $5,200.00	Jan 23, 2008 Aug 20, 2008
B.H. Kahlert	225,001 70,000	15.9% 4.9%	$0.20 $0.26	$45,000.20 $18,200.00	Jan 23, 2008 Aug 20, 2008

The Company does not have any stock appreciation rights agreements.

AGGREGATE OPTION/SAR EXERCISES DURING THE YEAR ENDED

DECEMBER 31, 2003 AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired on Exercise ($)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable Unexercisable	Value of Unexercised in-the-Money Options/SARS at FY-End ($) Exercisable/ Unexercisable
William J. Coulter	40,000	$8,100.00	430,000	$121,900.02
Bernard H. Kahlert	100,000	$29,000.00	350,000	$99,150.03

OPTION AND SAR REPRICING

There were no repricing of options during the year ended December 31, 2003.  The Company has no stock appreciation rights.

PENSION PLANS

The Company does not have any pension plans.

TERMINATION OF EMPLOYMENT, CHANGE IN

RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

During the year ended December 31, 2003, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities.

By agreement dated January 14, 2004 (the “Agreement”) the Company employed Kenneth E. Leigh (“Leigh”) for an initial term commencing February 9, 2004 and terminating March 31, 2006 to act as President of the Company at a remuneration of $12,000 per month.  On expiry of the initial two year term, if the Agreement is not renewed, Leigh shall be entitled to a severance payment of $48,000.

COMPOSITION OF COMPENSATION COMMITTEE

The Company's Compensation Committee is made up of three Directors.  A meeting is held annually to review compensation for personnel and recommendations made to management.

COMPENSATION OF DIRECTORS

No compensation was paid or distributed to directors in return for acting as such during the year ended December 31, 2003.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company nor any associate or affiliate of any of them is or has been indebted to the Company at any time during the Company's last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, and other than transactions carried out in the normal course of business of the Company since January 1, 2003, being the commencement of the Company's last completed financial year, no director or senior officer of the Company, proposed nominee for election as a director of the Company, nor any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of them had any material interest, direct or indirect, in any transaction or proposed transactions which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of G. Ross McDonald, Chartered Accountant, as auditor of the Company and to authorize the directors to fix his remuneration.

MANAGEMENT CONTRACTS

The Company has no management contracts with any of its officers except as disclosed above under “TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of them, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

STOCK OPTION PLAN (“SOP”)

Shares Reserved For Issuance

Disinterested Members will be asked to pass an ordinary resolution to authorize the Directors to increase the number of shares reserved for issuance under the Company's existing Stock Option Plan from 2,766,666 to 4,847,623 shares, representing 20% of the currently issued and outstanding shares of the Company.

The approval by "Disinterested Members" means:

"Approval by a majority of the votes cast by all Shareholders at the Meeting, excluding votes attaching to shares beneficially owned by Insiders to whom options may be issued (or to whom options have been issued in the case of an amendment), and associates of those Insiders".

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, as of this 5th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Kenneth E. Leigh"

Kenneth E. Leigh, M.Sc.
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TO BE HELD AT

SUITE 510, 510 BURRARD STREET,

VANCOUVER, B.C. V6C 3A8

ON WEDNESDAY, APRIL 14, 2004 AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, KENNETH E. LEIGH, a Director of the Company, or failing this person, WILLIAM J. COULTER, a Director of the Company, or in the place of the foregoing, ____________________________(print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED:___________________________

THIS PROXY MUST BE SIGNED AND DATED.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of G. Ross McDonald as auditor of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at five			N/A
4. To elect as Directors William J. Coulter Bernard H. Kahlert Kenneth E. Leigh Albert F. Reeve Victor A. Tanaka		N/A N/A N/A N/A N/A
5. To set the number of shares issuable under stock option plan			N/A
6. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "CIBC MELLON TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of CIBC Mellon Trust Company is Suite 1600, 1066 West Hastings Street,
Vancouver, British Columbia, V6C 3K9, and its fax number is (604) 688-4301.

ANNUAL REPORT 2003

Dear Shareholders:

(Photo of President)

Let me introduce myself.  Effective February 9, 2004, I became a Director and your new President.  I joined the team at Commander after 13 years of service with Teck Cominco Limited.  Commander’s history, its staff and management and its portfolio of quality properties and ideas appealed to my entrepreneurial spirit.  My 13 years with Teck Cominco included development and management of early stage to advanced exploration projects, primary responsibility for managing the Company’s exploration efforts in the high Arctic region during the mid 1990’s and more recently, involvement in the business development aspects of the Company, working in a senior position with the Exploration Business Development Group.  I enjoyed seeking out new advanced resource and business situations and providing business development support for exploration projects.  I am very excited about the opportunity of applying my experience to grow the value of your Company.

Over the past 18 months, metal prices have appreciated significantly.  Copper rose above US$1.00/lb during the year and currently is close to US$1.20.  Nickel has seen a phenomenal rise to US$7.00/lb.  Zinc is close to US$0.50/lb. Gold, which hovered well below US$300/ounce for much of the period between 1998 and 2002, broke through US$300/ounce in April 2002 and US$400/ounce in December 2003.  Silver broke through the elusive US$6.00/ounce mark.  In addition, global economies and capital markets showed recovery and a return to bull-market fundamentals.  Most of the global market indices showed strong double-digit returns through the year.  The major mining companies have all seen significant share price improvements due to the rising metal prices and the strengthening economy and now, with increasing cash and decreasing reserves, must increase their exploration and development activities.

The junior resource and exploration sector is a direct beneficiary of this economic change.  Gold and base metal companies are seeking to add ounces and pounds to their books and are looking again to the entrepreneurial junior explorers for quality projects.  Financings by junior exploration companies on the TSX Venture Exchange have risen dramatically over the past 18 months.

Your Company is positioned to take advantage of this upswing.  The spin-off of Diamonds North in 2002 involved considerable time and effort by your Company’s management to ensure your equity investment in the new company was structured for growth.  This effort has paid off since Diamonds North is now one of the most respected junior diamond exploration groups in Canada with a share price that currently exceeds $1.00.  Your Company owns 1.72 million shares of Diamonds North, representing > 7% of the company providing you with a significant position in the diamond sector.  In addition, your Company holds Royalty interests in a number of diamond properties in Nunavut and NWT.

During 2003 approximately $2 million was spent on exploration of the Company’s properties.  With partners providing just over $1 million of the total $2 million exploration expenditures, the Company is continuing to leverage expenditures with its broad property portfolio.  Gold and nickel were the focus; some funds were spent on VMS type base metal targets.  Close to $600,000 was spent on gold, $500,000 on Baffin Island, and $100,000 in Newfoundland.  Close to $400,000 was spent on nickel projects in Labrador and $80,000 on VMS base metal work in Newfoundland.  The progressive assistance programs offered by the Newfoundland government provided a recovery of $115,000 to your Company from exploration work in Newfoundland and Labrador.  The Company’s partners added substantial exploration dollars, with Falconbridge spending close to $900,000 on the Sarah Lake nickel project in Labrador and Richmont Mines spending nearly $100,000 on the Hammerdown Gold extension projects.

Financially, as of February 29, 2004 your Company holds about $3 million in cash and has total working capital of about $5.5 million.  In addition, there are about 3.5 million warrants due in December 2004 exercisable at a price of $0.70.  Cash payments totalling $580,750 have been received from the Hammerdown Mine, $377, 965 of which was received in 2003.  Cash payments from Hammerdown will cease by the end of the first quarter, 2004.

In 2003, focus was moved to growing your Company and bringing new expertise and energy to the group to capitalize on the buoyant market conditions.  Significant developments over the past year included:

*

Conversion of remaining Diamonds North loan and accompanying warrants bringing your Company’s share position in Diamonds North to 1.72 million.

*

Significant Agreements with BHP-Billiton and Falconbridge securing the right to earn 100% in approx. 1.2 million hectares on central Baffin Island, subject to certain back-in rights for base metal discoveries.  A 5-week exploration program on the optioned properties resulted in the discovery or upgrading of eight significant zones of gold mineralization hosted in a Proterozoic iron formation with similarities to the 40 million ounce Homestake deposit in North Dakota.

*

Advancement of the South Voisey’s Joint Venture by Falconbridge with encouraging drill results received during the latter part of the year.

*

Completion of geophysical surveys on its 100%-owned Sally property and 52%-owned Adlatok 1 nickel properties adjacent to the Sarah Lake J.V.

*

Appointment of Wesley Raven as Exploration Manager.  Mr. Raven brings > 20 years of exploration experience to the Company.

Your Company is well positioned to achieve solid growth in 2004.  We have an exciting new gold project on Baffin Island that will be the focus of a significant diamond drilling, geophysical, geological and prospecting programs starting in the spring.  In addition, we expect to see continued advancement of our Nickel projects in Labrador at a time when Nickel prices are at very high levels.

Significantly, your Company has a portfolio of copper-gold, gold and base metal properties that have been in inventory for several years.  Now that market forces have improved, it is your management’s opinion that significant value exists in several of these projects and we will be reviewing and developing an appropriate strategy for moving these projects forward through partnerships.

Your Company will continue to seek out new projects to ensure a pipeline of early stage and more advanced projects exists in the portfolio.  It is management’s intent to look within Canada and beyond Canada’s borders for new gold and base metal projects that will provide for year-round exploration and increase our potential for making new discoveries.

“Ken Leigh”

Kenneth E. Leigh

President & Director

March 10, 2004

Qimmiq Project (*Gold*, Baffin Island)

The highlights of the Company's operations in 2003 were the Baffin Island gold projects, where a new iron formation hosted, Homestake type gold camp was discovered. Three properties totalling over 2 million acres were optioned, two from BHP Billiton and one from Falconbridge. The two majors had discovered scattered gold at Malrok South and three other locations on these properties, however their interests focused on base metals.

Commander mobilized a crew of geologists, prospectors, a geophysical team and several assistants to the property for a 5 week prospecting program in early August. This crew, led by former BHP Billiton geologist, Lamont Leatherman quickly located the gold mineralization at Malrok South, identified the geological setting and host rock, then commenced detailed sampling and the search for extensions and new areas of the gold rich iron formation.

Across the lake from Malrok South, the prospectors next discovered Malrok North, where the first visible gold was identified. A number of channel samples were cut at both Malrok South and Malrok North, samples were collected and sent for priority assaying. A total of 213 samples from channels were taken from both South and North Malrok, prospecting chip and grab samples were taken along the zones outside the discovery area.

Over the next few weeks, the prospecting crews conducted traverses over selected portions of the extensive long east-west properties, focusing on iron rich formations. In all, 950 samples were taken, including 250 saw cut channel samples.

The central portion of the Baffin Island Qimmiq Project is shown in the diagram below:

QIMMIQ GOLD PROJECT
GOLD ZONES
Qim 5
Gold Prospect
Peninsula
Gold Prospect
Camp & Airstrip
RIDGE LAKE
GOLD ZONE
MALROK
GOLD ZONES
Triangle Lake
Gold Prospect
10 KM
Bravo Fm.
Dewar Fm.
Gold-Bearing
Iron Fm.

Gold assay results were very encouraging, returning high gold values from 3 prospects and anomalous to high values from a further 6 areas of interest. These nine prospects, five of which are new discoveries, were spread over a 140 kilometre strike length in an east west direction.

The table, below, shows a number of averaged gold assays over significant thicknesses of the host iron formation at the Malrok Prospects:

Malrok North		Malrok South	
G/T Au	Interval (M)	G/T Au	Interval (M)
14.38	5.1	9.66	1.55
12.98	3.5	55.35	1.0
24.95	3.6	11.44	Chip sample
13.2	1.7		

31

Saw cut channel samples are similar in volumes to N-sized drill core (4cm) and can therefore be considered equal to a drill hole intercept.

The Malrok North Zone is approximately 800 metres long and has returned high grade values over most of its length.  Malrok South is close to 600 metres long, however the better values are limited to a 200 metre long section.  Most important, a lake covers the flexure between the North and South Malrok zones; bonanza type gold zones are often developed in these flexures in this deposit type.  This portion will be surveyed and drilled on winter ice in early 2004.

The Ridge Lake gold zone was the third substantial gold prospect discovered by the crew in 2003.  Prospectors noted an extensive iron formation which closely resembled the Malrok zones.  A total of 49 rock chip samples were taken from the zone and adjacent wall rocks over a 2.5 kilometre strike length.  Fourteen of these returned values in excess of 1 gm/t gold, including eight which assayed from 7.9 to 17.3 gm/T gold.  The gold appears to occur with arsenopyrite and pyrite in this new zone.  Detailed channel sampling, geophysical surveying and geological mapping will be completed in mid 2004 in preparation for drilling this year.

Six other gold prospects were sampled during the short 2003 program, five of which are new discoveries.  These prospects are scattered over an extensive strike length of the iron formation within the 150 kilometre wide property.  The Table, below, shows the names of the gold prospects, their distance east and west of centrally located Malrok, the maximum gold assay value and optionee affiliation.

Prospect Name	E-W Location	# of 2003 Samples	Max. Gold Value (g/t)	Project Location
ST Prospect	74 km West	13	1.04	BHP Billiton Dewar
Margot Prospect	33 km West	16	1.15	Falconbridge Bravo
Triangle Lake Prospect	10 km West	22	1.79	Falconbridge Bravo
Malrok Zones	0	295	239.34	BHP Billiton Qimmiq
Ridge Lake Zone	25 km East	49	17.30	BHP Billiton Qimmiq
Peninsula Prospect	34 km East	52	6.80	BHP Billiton Qimmiq
Qim 5 Prospect	40 km East	50	4.37	BHP Billiton Qimmiq
2369 Prospect	66 km East	28	2.41	Falconbridge Bravo

The gold rich iron formation on Baffin Island is of Proterozoic age, consists mainly of iron rich silicate minerals with minor magnetite, pyrrhotite, arsenopyrite and minor base metal sulphides, similar to the large Homestake deposits which produced close to 40 million ounces gold.

The iron formation is hosted by a thick sequence of mafic flows, sills and sediments which extend eastward over 150 kilometres from the west shore of Baffin Island.  As only 5 weeks were spent prospecting in 2003, the opportunity for further gold discoveries on the properties is substantial.

Plans for 2004 are a $2 million exploration program consisting of 5000 metres diamond drilling the Malrok and Ridge Lake zones, a 2000 kilometre helicopter geophysical survey, extensive ground geophysics, geological mapping and widespread prospecting.

Talik Project (Gold, Baffin Island)

Towards the end of the field season, based on the success of Qimmiq, the Baffin Island crew staked 2 claims covering rock sequences which may include the favourable iron formation.  Late in the year, 4 Permits were applied for on southeast Baffin Island, these were granted in early 2004, bringing the total area held under this new project to 160,000 acres.

In the summer of 2004, exploration work consisting of prospecting, geological mapping and stream silt sampling will be undertaken.

Sarah Lake (Nickel, Labrador)

During 2003, Falconbridge Ltd., Optionor of this project, undertook an extensive series of geophysical surveys on Sarah Lake and surrounding properties.  Sarah Lake is owned 48% by the Company and 52% by Donner Minerals Ltd.  Falconbridge can earn 50% interest pro rata from each Company by expending $4 million on exploration.  Approximately $500,000 had been spent to date.

In late winter, an extensive “Megatem” EM survey was flown over the entire South Voisey Bay project covering several 100 square kilometres.   A number of conductors were located, three of which were on the Sarah Lake Property.  In early summer, a deep penetrating Audio Magneto Telluric EM  (AMT) survey was completed over 75% of the Sarah Lake property.  This survey succeeded in detecting two very large, intense conductors at depth in the central portion of the property, as well as several weaker ones.  To define these anomalies further for drilling, large loop Crone “Pulse” EM surveying was completed and two deep core holes were planned.

These holes encountered 250 metres and 330 metres of black gabbro respectively, with significant sulphide zones in each hole at the base of the gabbro.  Assay results were somewhat disappointing though, with the holes encountering 5 to 10 metres of 0.1 – 0.2% nickel with the same values of copper.  Close analysis of the results show, however, that nickel has been depleted in these sulphide zones, inferring that resultant enrichment may have taken place nearby.

In early 2004 Falconbridge are still evaluating all geophysical and drilling results.  Several targets are still untested by drilling.  They will advise the Commander/Donner JV in March – April 2004 on their intent of this year.  Falconbridge must spend $1.7 million on the South Voisey Bay project in 2004 to maintain their option.

Sally Project (Nickel, Labrador)

The 36 claim unit Sally property, situated immediately east of the northern portion of Sarah Lake, is 100 percent owned by Commander Resources.  In 2003, the property was flown by the same Megatem EM survey as Sarah Lake, then it was surveyed by the same AMT deep penetrating EM survey that located the drill target on the Sarah Lake property.

The Megatem survey detected a number of near surface conductors which are interpreted to have known pyrrhotite-graphite as a source.  The AMT EM survey detected a deep conductor on the property.  Further large loop EM surveying is planned in 2004 to determine if this is a drill target for nickel sulphides.  The government of Newfoundland and Labrador assisted this program financially by providing funds through the Junior Company Exploration Assistance Program.

Adlatok 1 Project (Nickel, Labrador)

This 136 claim unit property is a joint venture among Commander (58%) Donner (25%) and Pallaum (17%).  This is an L shaped property bordering the Sally project to the north and east.

Adlatok 1 was also surveyed with the airborne Megatem survey as well as AMT-EM survey.  The airborne EM survey detected extensive areas of near surface conductivity which is likely sourced by the pyrrhotite-graphite rich cover rocks.  The AMT survey detected a deep conductor near the eastern boundary of the Adlatok 1, justifying an expansion of the property by 100 units to the east.  A large loop EM survey is planned for 2004 to determine if this target is a nickel prospect ready for drill testing.

As neither Donner or Pallaum contributed financially to the program, their equity was reduced.  This was moderated as the Government of Newfoundland and Labrador, through its Junior Company Exploration Assistance Program, reimbursed Commander for a significant portion of the expenditure.

Hammerdown (Gold, Newfoundland)

During 2003, Richmont Mines Ltd. produced 37,796 ounces gold at the Hammerdown Gold Mine, resulting in royalty payments of $377,965 to the Company.  This brings the total payments to $587,000, close to the $600,000 payment receivable from production at $10/ounce gold.  The final $13,000 payment is anticipated in early 2004.

In early 2003 the Company sold certain claims surrounding the Hammerdown Mining Lease to Richmont Mines covering prospective gold zones.  Richmont has carried out some groundwork and completed 6 diamond drill holes on these claims.  A report is awaited.  The Company retains rights to base metals on these claims.

Green Bay (Base Metals, Newfoundland)

The Company carried out a small, detailed work program at the Southwest Gold prospect where previous results showed a coincident fold soil and induced polarization anomaly.  Detailed work showed that the anomaly was limited; backhoe trenching exposed a zone of altered rock.  Assaying of some narrow quartz veins returned gold values up to 1.0 gm/T Au, no drill targets were developed.  The Government of Newfoundland and Labrador provided financial assistance to this program through its Junior Company Exploration Assistance Program.

Big Hill Project (Gold, Newfoundland)

The Big Hill gold property was optioned from the Black Bart prospecting syndicate in Mid-2003.  Four claims consisting of 51 units aggregating 16.75 square kilometres in area were optioned.  The property is located on the Western Arm of Green Bay, some 35 kilometres northeast of the Hammerdown Gold Deposit.  The Company paid Black Bart $7,000 cash for recent claim staking, made an issuance of 20,000 treasury shares of Commander Resources Ltd. and committed to spend $30,000 on the property in 2003.

The Company can earn a 100% interest in the Big Hill property by making a total issuance of 200,000 shares and expending $480,000 on exploration work over a four year period.  The Optionors will retain a 2.5% Net Smelter Royalty which may be bought down to 1.0% NSR by total payments of $1.6 million.

In 2002, the Black Bart prospecting syndicate discovered a high-grade gold vein at tidewater and brought it to the attention of Commander directors in early 2003.  The vein is located 35 kilometres northeast of the Hammerdown Gold Mine along the strike extension of the main structure hosting this mine.

In late 2003, the Company completed a ground exploration program consisting of 30 kilometres line cutting, collecting and analyzing 610 soil samples, preliminary geological mapping an prospecting.

The soil geochemistry outlined a 250-300 metre long gold soil anomaly trending northeast from the quartz vein discovery area at tidewater.  The gold anomaly is supported by elevated arsenic and copper values.  A copper soil anomaly some 500 metres long is located about one kilometer south of the gold anomaly.

Prospecting located float quartz vein material at the low tide discovery area which appears close to source.  Values from 1.4 gm/T gold to 6.8 gm/T gold with 1.3 percent copper and 103 gm/T silver.  Another copper rich quart vein was located from which grab samples ran 2.6 and 3.7 percent copper with minor silver values.

Work planned for 2004 includes detailed magnetic-electromagnetic surveying and geological mapping of the gold and copper soil anomalies as well as prospecting the remainder of the claim group.

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Years Ended

December 31, 2003 and 2002

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Commander Resources Ltd. are the responsibility of the Company’s management.  The financial statements are prepared in accordance with accounting principles generally accepted in Canada, which have been reconciled to accounting principles generally accepted in the United States as set out in Note14, and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee which is composed primarily of non-management directors.  The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by G. Ross McDonald, C.A. and his report outlines the scope of his examination and gives his opinion on the financial statements.

“William J. Coulter”

____________________________________

William J. Coulter

Chairman and Chief Executive Officer

March 10, 2004

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street

Vancouver, B.C.  V6C 1X8

Tel:   (604) 685-8646

Fax:  (604) 684-6334

AUDITOR’S REPORT

TO THE SHAREHOLDERS OF COMMANDER RESOURCES LTD.

I have audited the balance sheets of Commander Resources Ltd. as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with generally accepted accounting principles in Canada.  As required by the Company Act (British Columbia), I report that in my opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the years in the three year period ended  December 31, 2003 and assets and shareholders’ equity as at December 31, 2003 and 2002 to the extent summarized in Note 14 to the financial statements.

“G. Ross McDonald”  (signed)

G. Ross McDonald

Chartered Accountant

Vancouver, Canada

March 10, 2004

Balance Sheets
December 31
(expressed in Canadian dollars)
	2003	2002
ASSETS
Current assets
Cash and cash equivalents	$-	$1,343,690
Cash, exploration funds (Note 13)	1,893,328	-
Marketable securities (Note 3)	928,353	669,692
Accounts receivable	171,766	255,978
Due from related parties (Note 9 (a))	35,134	153,275
Prepaid expenses	21,280	4,978
Bid deposits (Note 4)	330,642	-
	3,380,503	2,427,613
Note receivable (Note 5)	-	183,920
Mineral properties (Note 6)	5,063,785	6,722,860
Property, plant and equipment (Note 7)	27,421	11,974

	$8,471,709	$9,346,367

LIABILITIES
Current liabilities
Cheques in excess of funds on deposit	$67,750	$-
Accounts payable and accrued liabilities	46,300	303,702
	114,050	303,702
Future income taxes (Note 13)	553,455	781,402

	667,505	1,085,104

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	19,630,960	17,608,657
Contributed surplus	9,449	-
Stock-based Compensation (Note 8 (f))	149,431	1,676
Deficit	(11,985,636)	(9,349,070)
	7,804,204	8,261,263

	$8,471,709	$9,346,367

Nature of Operations and Going Concern (Note 1)

Commitments (Note 10)

Subsequent Events (Note 15)

Approved by the Directors:	“William J. Coulter”	“Victor A. Tanaka”
	William J. Coulter	Victor A. Tanaka

Statements of Operations and Deficit
For the Years Ended December 31
(expressed in Canadian dollars)

	2003	2002	2001
Revenue
Production interest	$377,965	$202,785	$-
Mineral property transactions	-	42,899	55,868
	377,965	245,684	55,868

General and administrative expenses
Audit and accounting	64,864	57,623	38,850
Amortization	8,726	4,525	3,769
Annual report and meeting	9,409	34,636	5,981
Bad debts	-	-	26,374
Consultants	43,031	-	-
Investor relations and promotion	92,498	115,475	39,008
Legal	15,201	34,489	15,107
Office and miscellaneous	57,679	54,366	37,738
Regulatory fees	14,309	16,676	3,815
Rent	36,527	45,846	54,328
Salaries and benefits	209,495	244,838	218,454
Stock based compensation	163,919	1,676	-
Telephone	5,113	5,261	5,396
Transfer agent	11,304	17,952	6,396
	732,075	633,363	455,216

Loss before the undernoted	(354,110)	(387,679)	(399,348)

Investment income	31,133	496,702	77,060
Property investigation	(24,252)	(13,616)	(25,533)
Write down of marketable securities	-	(23,145)	(31,960)
Write down of mineral properties	(2,524,856)	(456,298)	(24,771)
Gain on sale of marketable securities	14,297	8,088	-

Loss before taxes	(2,857,788)	(375,948)	(404,552)

Future income taxes	227,947	331,924	236,018

Loss for the year	(2,629,841)	(44,024)	(168,534)

Deficit, beginning of the year, as previously reported	(9,349,070)	(9,305,046)	(9,136,512)
Adjustment for stock-based compensation (Note 8 (f))	(6,725)	-	-

Deficit, beginning of year, as restated	(9,355,795)	(9,305,046)	(9,136,512)

Deficit, end of year	$(11,985,636)	$(9,349,070)	$(9,305,046)
Basic and diluted loss per share	$(0.15)	$(0.01)	$(0.01)
Weighted average number of shares outstanding
(Note 8(c), 1 for 3 share consolidation)	18,004,378	16,860,039	14,033,109

Statements of Cash Flows
For the Years Ended December 31
(expressed in Canadian dollars)

	2003	2002	2001

Cash provided form (used for):
Operating activities
Loss for the year	$(2,629,841)	$(44,024)	$(168,534)
Items not involving cash:
Amortization	8,726	4,525	3,769
Investment income received in marketable securities	-	(445,000)	-
Gain on sale of marketable securities	(14,297)	(8,088)	-
Stock-based compensation	163,919	1,676	-
Write down of marketable securities	-	23,145	31,960
Write down of mineral properties	2,524,856	456,298	24,771
Future income taxes	(227,947)	(331,924)	(236,018)
	(174,584)	(343,392)	(344,052)
Net change in non-cash working capital items
Cash, exploration funds	(1,893,328)	-	-
Accounts receivable	84,212	(110,447)	128,779
Due from related parties	118,141	(143,002)	37,226
Prepaid expenses	(16,302)	2,172	(4,126)
Bid deposits	(330,642)	-	-
Accounts payable and accrued liabilities	597	(32,310)	(506)
	(2,211,906)	(626,979)	(182,679)
Investing activities
Proceeds from sale of marketable securities	27,636	9,138	-
Purchase of marketable securities	(102,000)	(78,000)	-
Note receivable	13,920	(313,920)	-
Mineral property acquisition and exploration costs	(865,781)	(331,672)	(749,217)
Accounts payable and accrued liabilities related to mineral properties	(257,999)	232,276	2,206
Purchase of equipment	(24,173)	(7,167)	(6,950)
	(1,208,397)	(489,345)	(753,961)
Financing activities
Shares issued for cash, net of issue costs	2,008,863	1,262,050	-
Increase (decrease) in cash and cash equivalents	(1,411,440)	145,726	(936,640)
Cash and cash equivalents, beginning of year	1,343,690	1,197,964	2,134,604
Cash and cash equivalents, end of year	$(67,750)	$1,343,690	$1,197,964

Cash and cash equivalents is defined to include cash and cash equivalents less cheques in excess of funds on deposit.

Supplemental Cash Flow Information (Note 12)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1.

Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources, which are economically recoverable.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically ore reserves,

- the ability of the Company to obtain financing to complete development, and

- future profitable production from the properties or proceeds from disposition.

At December 31, 2003, the Company had incurred a deficit of $11,985,636 and had working capital of $3,266,453, which is not sufficient to achieve the Company’s planned business objectives for fiscal 2004. The Company will require additional financing in 2004 to meet it’s proposed 2004 exploration programs and property commitments. Subsequent to the year end, the Company received $1,206,388 from the exercise of 2,388,888 warrants that were to expire on February 28, 2004 (Note 15). The proceeds will provide the Company with sufficient funds for fiscal 2004.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

In the previous fiscal year on March 4, 2002 the Company entered into an Arrangement Agreement with it’s then wholly owned subsidiary, Diamonds North Resources Ltd. (“DNR”) in order to implement a statutory procedure known as an arrangement (the “Arrangement”) under Section 252 of the Company Act (British Columbia).  The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to DNR in consideration of DNR assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

In the previous fiscal year on May 3, 2002, the Company consolidated its share capital on a 1 for 3 basis and changed its name from Major General Resources Ltd. (“Major”) to Commander Resources Ltd. (“Commander”).  Pursuant to the Arrangement, each 3.5 issued and outstanding post-consolidated common shares of Major were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander.  All of the reorganization shares of Commander were transferred to DNR and in exchange, DNR issued 4,951,032 common shares to the shareholders of Commander.  Commander then redeemed all of the reorganization shares held by DNR by transferring its interest in certain of its mineral properties to DNR at an ascribed value of $1,484,840.

DNR completed an initial public offering and on July 15, 2002 the common shares of DNR were listed for trading on the TSX Venture Exchange (the “Exchange”).

Anti-dilution provisions in connection with the outstanding stock options and warrants of the Company provide that the rights of option and warrant holders cannot be altered or restricted as a result of the Arrangement.  On May 3, 2002, all options and warrants of the Company outstanding prior to the consolidation were adjusted by dividing the number of options and warrants outstanding by the consolidation factor of 3 and tripling the exercise price.  The exercise price was then adjusted and the options and warrants were separated so as to be exercisable separately into Commander common shares and DNR common shares on the basis that for every 3.5 common shares purchasable of Commander, the holder thereof will be entitled to purchase, separately, one common share of the Company.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

2.

Significant Accounting Policies

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.

(b)

Financial instruments

The fair value of the Company’s cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.  It is not practical to determine the fair value of the amounts outstanding from related parties or from the note receivable due to their related party nature and absence of a market for such instruments.

The fair value of marketable securities is disclosed in Note 3.

(c)

Cash and cash equivalents

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

(d)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

2.

Significant Accounting Policies (continued)

(d)

Mineral properties (continued)

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

(e)

Joint Venture accounting

The Company follows the proportionate consolidation method of accounting for joint ventures. The Company’s interest in joint ventures is reflected in the mineral property cost for each of these properties.

(f)

Property, plant and equipment

Property, plant and equipment consisting of office furniture and computer equipment are recorded at cost less accumulated amortization.  Amortization is recorded using the straight line method at annual rates of 20%.

(g)

Asset Retirement Obligations

The Company has elected for the early adoption of the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”), Section 3110 “Asset Retirement Obligations” for accounting for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets.

(h)

Impairment of Long-Lived Assets

The Company has elected for the early adoption of CICA 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on its financial position or results of operations.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

2.

Significant Accounting Policies (continued)

(i)

Stock-based compensation

Effective January 1, 2002, the Company adopted CICA 3870 “Stock-Based Compensation and Other Stock-Based Payments” for accounting for stock-based compensation expense.  Under this standard, stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement  by issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

During 2003, the CICA released amendments to Section 3870 which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, commencing on January 1, 2004. The Company has elected for the early adoption of the amendments during the fourth quarter of fiscal 2003.  Prior to the adoption, no compensation expense was recognized when stock options were granted to directors and employees if the exercise price of the stock options granted were at market value.  However, the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, was disclosed as pro-forma information in the notes to the financial statements.

(j)

Income taxes

Income taxes are calculated using the asset and liability method.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected in be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

(k)

Earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share.  Therefore, basic and diluted loss per share are the same.

(l)

Revenue recognition

Revenues from the production interest are recorded upon receipt or accrued for when the amount receivable has been ascertained.  Revenues from mineral property transactions are recorded when option payments, expense recoveries or proceeds from disposal received exceed the carrying value of a mineral property.

(m)

Certain comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

3.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income.

Marketable securities were written down by $Nil (2002 - $23,145, 2001 - $31,960).  The quoted market value of marketable securities at December 31, 2003 is $1,996,751 (2002 - $1,162,882).

Included in marketable securities are 167,647 common shares of Fjordland Exploration Inc., a Company related by virtue of a common director.

The Company holds 1,790,000 common shares of DNR, a Company related by virtue of a common director and in which the Company has a 7.5% interest.  Of these shares, a total of 447,500 shares are held in escrow and were released on January 8, 2004 (Note 5).

As part of the Company’s 2002 Arrangement described in Note 1, the Company granted the president of DNR an option to purchase 70,000 shares of DNR at a price of $0.30 per share for a two-year period, which expires on March 18, 2004. Subsequent to the year end, the president of DNR exercised the entire option.

4.

Bid Deposits

The Company filed two applications with the Mining Recorder’s Office for prospecting permits in Nunavut and was required to place bid deposits totalling $330,642.  The Company elected to withdraw the applications and expects to receive a refund of the deposits less the application fees.

5.

Note Receivable

In the previous fiscal year on March 1, 2002, the Company advanced a loan to DNR in the amount of $300,000 for working capital purposes.  The loan bore interest at the rate of 6% per annum.  The loan plus accrued interest was payable in cash on or before March 1, 2004.  At any time prior to repayment, the loan balance was convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i)

prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii)

on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

During 2002, the Company received an aggregate of 260,000 common shares and 130,000 warrants of DNR pursuant to the conversion of $130,000 of the principal portion of the loan.  The warrants were exercised during 2002 to acquire an additional 130,000 shares of DNR at a price of $0.60 per share.  As at December 31, 2002, the note receivable balance was $183,920.  On July 14, 2003, the balance of the note receivable was repaid by DNR.  The Company elected to convert $170,000 of the principal portion of the loan into 340,000 units of DNR and $18,543 of accrued interest was received in cash.  The units consisted of 340,000 common shares and 170,000 warrants which were fully exercised by the Company at a price of $0.60 per share.

During 2002, the Company also received 890,000 common shares of DNR as additional consideration for the loan.  These shares, and all shares received upon conversion of the loan, were held in escrow and released in four equal instalments, in six month intervals, commencing on July 15, 2002.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

6.

Mineral Properties

At December 31, 2003 and 2002, the Company's mineral properties are comprised of properties located in Canada.  Expenditures incurred on mineral properties are as follows:

	Sarah	Green				Dewar	Bravo	Other
	Lake	Bay	Adlatok 1*	Sally*	Qimmiq	Lake	Lake	Properties	Total

Balance at
December 31, 2002	$ 1,122,697	$ 2,697,169	$ 35,835	$ 25,116	$ -	$ -	$ -	$ 2,842,043	$ 6,722,860

Additions during the year:

Acquisition costs:	-	-	-	-	-	-	-	10,637	10,637

Exploration costs:
Administration	-	1,020	-	-	5,486	1,860	2,139	-	10,505
Drilling	-	42	-	-	-	-	-	2,026	2,068
Engineering	-	5,250	-	-	-	-	-	-	5,250
Geochemistry	-	19,411	-	-	26,280	6,715	9,085	25,449	86,940
Geology	12,063	56,604	10,277	6,282	56,428	26,797	19,462	31,957	219,870
Geophysics	1,500	10,418	106,804	33,593	33,483	2,137	21,319	62,994	272,248
Licences & fees	-	12,401	-	3,163	47,712	-	-	26,233	89,509
Line cutting	-	-	-	-	3,181	175	1,002	-	4,358
Permitting	-	-	-	-	-	-	-	1,706	1,706
Prospecting	-	-	-	-	120,815	88,796	47,776	-	257,387
Trenching	-	1,800	-	-	-	-	-	-	1,800
	13,563	106,946	117,081	43,038	293,385	126,480	100,783	150,365	951,641

Less:
Recoveries	-	(17,166)	(43,295)	(11,264)	-	-	-	(24,772)	(96,497)
Write down	-	(2,186,952)	-	-	-	-	-	(337,904)	(2,524,856)
	-	(2,204,118)	(43,295)	(11,264)	-	-	-	(362,676)	(2,621,353)

Net additions	13,563	(2,097,172)	73,786	31,774	293,385	126,480	100,783	(201,674)	(1,659,075)

Balance at
December 31, 2003	$ 1,136,260	$ 599,997	$ 109,621	$ 56,890	$ 293,385	$ 126,480	$ 100,783	$ 2,640,369	$ 5,063,785

* included in Other Properties in 2002.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

6.

Mineral Properties (continued)

	Sarah	Green			Victoria	Other
	Lake	Bay	Despinasy	Misty Lake	Island	Properties	Total

Balance at
December 31, 2001	$ 1,060,307	$ 2,512,574	$ 426,600	$ 516,377	$ 834,577	$ 2,981,891	$ 8,332,326

Additions during the year:

Acquisition costs:	-	-	-	-	-	8,809	8,809

Exploration costs:
Administration	-	163	-	-	-	-	163
Drilling	46,606	211,462	-	-	-	1,500	259,568
Geology	15,784	39,156	1,907	2,004	36,466	23,517	118,834
Geophysics	-	35,270	-	800	1,510	125	37,705
Licences & fees	-	25	-	-	2,930	10,207	13,162
Line cutting	-	10,197	-	-	-	-	10,197
	62,390	296,273	1,907	2,804	40,906	35,349	439,629

Less:
Recoveries	-	(100,000)	-	-	(7,446)	(9,320)	(116,766)
Write down	-	(11,678)	(328,507)	-	-	(116,113)	(456,298)
	-	(111,678)	(328,507)	-	(7,446)	(125,433)	(573,064)

Net additions	62,390	184,595	(326,600)	2,804	33,460	(81,275)	(124,626)

Reorganization	-	-	-	(519,181)	(868,037)	(97,622)	(1,484,840)
Balance at
December 31, 2002	$ 1,122,697	$ 2,697,169	$ 100,000	$ -	$ -	$ 2,802,994	$ 6,722,860

(a)

Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998.  The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b)

Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property. During the year, the Company sold four claim blocks within the Green Bay property, mineral exploration license 4870, to Richmont Mines Inc. (“Richmont”). In consideration, Richmont will pay to the Company a royalty of $25 for each ounce of gold produced from license 4870.

(c)

Adlatok 1, Labrador

The Company has a 59.5% (2002 - 52%) interest in the Adlatok 1 property.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

6.

Mineral Properties (continued)

(d)

Sally, Labrador

The Company has a 100% interest in the Sally property.

(e)

Qimmiq, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut.  Under the option agreement, the Company can earn 50% of BHP Billiton’s exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and  a 100% interest in BHP Billiton’s exploration rights by delivering a feasibility study to BHP Billiton by December 31, 2014.  The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases.  If a mineral discovery is made, excluding gold, BHP Billiton can exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(f)

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut.  Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton’s exploration rights and interest by incurring $200,000 in expenditures on the property by December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton.  If a mineral discovery is made, excluding gold,  BHP Billiton can exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(g)

Bravo Lake, Nunavut

On August 6, 2003, the Company entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned in June. The Company can earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

•

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

•

on nickel production, a 2% net smelter return royalty;

•

on diamonds, a 2% gross overriding royalty; and

•

on base metal production, a 1.5% net smelter return royalty.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

6.

Mineral Properties (continued)

(h)

Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%.  The Company has granted options on some of these properties.  The carrying values of those properties included under Other Properties at December 31, 2003 and 2002 are as follows:

	2003	2002

British Columbia
Abe & Pal	$22,564	$19,940
Tam	60,021	59,550

New Brunswick
Rio	855,010	850,456
Stewart	425,283	424,119

Nunavut
Talik	21,989	-

Newfoundland and Labrador
Adlatok 1*	-	35,835
Big Hill	35,988	-
Sadie	980	-
Satellite	-	257,771
Sally*	-	25,116

Ontario
Bamaji	-	33,355
Dorothy	25,732	19,518
Matheson	14,185	14,184
McVean	8,474	8,474
Sabin	79,826	74,279

Quebec
Despinassy	103,709	-

Yukon
Olympic, Rob	986,279	980,134
Rein	329	263

	$2,640,369	$2,802,994

*disclosed as a separate property in 2003.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

7.

Property, Plant and Equipment

2003
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$ 48,740	$ 45,492	$ 3,248
Computer equipment	107,661	83,488	24,173

	$ 156,401	$ 128,980	$ 27,421

2002
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$ 45,778	$ 44,607	$ 1,171
Computer equipment	86,450	75,647	10,803

	$ 132,228	$ 120,254	$ 11,974

8.

Share Capital

(a)

Authorized:

100,000,000 common shares without par value.

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2001	42,099,328	$17,831,447
Issued for cash:
Private placement, net of issue costs	1,700,000	160,000
Private placement, net of issue costs	7,166,667	1,000,000
Exercise of warrants	980,500	98,050
Exercise of options	40,000	4,000
Consolidation:
One for three consolidation	(34,657,664)	-
Transfer to reorganization shares on exchange of old common shares for new common shares and reorganization shares	-	(1,484,840)
Balance, December 31, 2002	17,328,831	17,608,657
Issued for cash:
Private placement, net of issue costs (Note 8 (d))	3,585,400	1,848,964
Exercise of warrants	399,999	92,000
Issued for cash and other consideration:
Exercise of options, for cash	309,500	67,899
Exercise of options, stock-based compensation	-	13,440
Balance, December 31, 2003	21,623,730	$19,630,960

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

8.

Share Capital (continued)

(c)

Consolidation

On May 3, 2002, pursuant to an Arrangement Agreement entered into on March 4, 2002, the Company consolidated its share capital on a one for three basis and changed its name from Major General Resources Ltd. to Commander Resources Ltd.  All shareholders of record received one share of Commander for every three shares of Major.  In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander shares held.

(d)

Private Placement

On November 12, 2003, the Company reported that it had arranged a non-brokered private placement of up to 3,500,000 units at a price of $0.55 per unit with each unit consisting of one flow-through common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to acquire one additional non flow-through common share at a price of $0.70 per common share for a period of one year from the closing of the private placement.  The units have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive trading days.

An initial closing of 1,865,000 units at $0.55 per unit, for gross proceeds of $1,025,750, was completed on December 3, 2003. Each unit consisted of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at a price of $0.70 per common share to December 2, 2004. The securities issued on December 3, 2003 are subject to a hold period and may not be traded until April 3, 2004.

A second closing of 1,635,000 units at $0.55 per unit, for gross proceeds of $899,250, was completed on  December 11, 2003. Each unit consisted of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at a price of $0.70 per common share to December 10, 2004. The securities issued on December 11, 2003 are subject to a hold period and may not be traded until April 11, 2004.

As consideration for the private placement, the Company made cash payments totalling $71,225 and issued 7,000 common shares and 78,400 units as finders’ fees.  Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.70 per share to December 2, 2004 as to 23,800 shares and to December 10, 2004 as to 54,600 shares.  The Company also issued Agent’s options for the acquisition of up to 197,200 common shares exercisable at $0.70 per share for a one year period (Note 8(h)).  The Company also incurred additional share issue costs in the amount of $4,811.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

8.

Share Capital (continued)

(e)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.  Under the Company’s Stock Option Plan, the Company may grant options for the purchase of up to 2,766,666 common shares.  Vesting of options is made at the discretion of the board of directors at the time the options are granted.  At December 31, 2003, the Company had stock options outstanding for the purchase of 1,676,832 common shares with an average remaining contractual life is 3.85 years, of which 1,415,165 stock options are exercisable at December 31, 2003.

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2001	4,275,000	$0.16	(i)
Granted	190,000	$0.10	(i)
Exercised	(40,000)	$0.10
Expired	(100,000)	$0.18
Consolidation 1 for 3	(2,883,343)
	1,441,657	$0.23
Expired	(396,332)	$0.23
Granted	50,000	$0.17
Outstanding at December 31, 2002	1,095,325	$0.23
Granted	1,414,672	$0.24
Exercised	(309,500)	$0.22
Expired	(523,665)	$0.23

Outstanding at December 31, 2003	1,676,832	$0.22

(i)

Pursuant to the reorganization of the Company (Note 1) and consolidation of its share capital on a 1 for 3 basis, all outstanding options were also consolidated on a 1 for 3 basis and their respective exercise prices were adjusted to $0.23 per share.

The following summarizes information about stock options outstanding at December 31, 2003:

Number of Shares	Exercise Price	Expiry Date
178,998	$0.23	December 14, 2004
179,332	$0.23	September 11, 2006
29,999	$0.23	January 10, 2007
50,000	$0.17	December 19, 2007
790,171	$0.20	January 23, 2008
348,332	$0.26	August 20, 2008
25,000	$0.45	September 10, 2008
75,000	$0.50	December 18, 2008
1,676,832

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

8.

Share Capital (continued)

(f)

Stock-Based Compensation

The Company has elected for the early adoption of the CICA released amendments to Section 3870, “Stock Based Compensation and Other Stock-based Payments,” which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Prior to the adoption, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note. The fair value of the options was $163,919 which was charged to the income statement.

The retroactive application of the change in accounting policy to expense all forms of employee stock-based compensation using the fair-value based method (Note 2(i)) has the effect of increasing the reported loss and deficit for the year ended December 31, 2002 by $6,725.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at December 31, 2003:

Risk-free interest rate	3.06%
Expected dividend yield	-
Expected stock price volatility	108.19%
Expected option life in years	3.30

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

(g)

Warrants

At December 31, 2003 the Company has outstanding warrants for the purchase of an aggregate 5,967,288 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired	Outstanding at December 31, 2003

$0.23	February 14, 2003	566,666	-	(399,999)	(166,667)	-

$0.505	February 28, 2004	2,388,888	-	-	-	2,388,888

$0.70	December 2, 2004	-	1,865,000	-	-	1,865,000

$0.70	December 2, 2004	-	23,800	-	-	23,800

$0.70	December 10, 2004	-	1,635,000	-	-	1,635,000

$0.70	December 10, 2004	-	54,600	-	-	54,600
		2,955,554	3,578,400	(399,999)	(166,667)	5,967,288

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

8.

Share Capital (continued)

(h)

Agents’ Options

As at December 31, 2003 the Company has outstanding Agent’s Options for the purchase of up to 197,200 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired	Outstanding at December 31, 2003
$0.70	December 2, 2004	-	119,500	-	-	119,500

$0.70	December 10, 2004	-	77,700	-	-	77,700
		-	197,200	-	-	197,200

9.

Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 5, the Company has the following related party transactions and balances:

(a)

The Company shares certain administrative costs with four other companies related by virtue of common directors.  Included in accounts receivable is an aggregate of $35,134 (2002 - $153,275) owed by those companies for shared administrative expenses.

(b)

The Company paid or accrued legal fees in the aggregate of $11,713 (2002 - $22,218) to a law firm of which an officer of the Company was a partner. Included in accounts payable and accrued liabilities is $3,408 (2002 - $Nil) owed to the firm.

10.

Commitments

(a)

As at December 31, 2003, the Company’s share of rental costs remaining on a lease agreement for office premises was approximately $7,000.  The lease expired on February 29, 2004.

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010.  The cost of the entire premises is shared amongst several companies in proportion to the area occupied.  Certain of the companies are related by virtue of common directors. The Company’s proportionate share of minimum annual rental payments under this arrangement is approximately $66,000.

(b)

The Company has guaranteed the salary of the president of DNR for the initial two-year term of his employment.  At December 31, 2003, the remaining amount of the guarantee is $36,000.

11.

Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period are derived from a production interest, which was earned in Canada.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

12.

Supplemental Cash Flow Information

	2003	2002	2001
Significant non-cash operating, investing and financing activities:

Operating activities:
Investment income received in marketable securities	$-	$445,000	$-
Marketable securities received in settlement of accounts receivable	-	-	33,530

Investing activities:
Note receivable payment received in marketable securities	170,000	130,000	-
Mineral properties sold pursuant to reorganization	-	1,484,840	-

Investing activities:
Stock-based compensation	13,440	-	-

Other cash flow information:
Interest received	$25,015	$52,779	$33,799

13.

Income Taxes

As at December 31, 2003, the Company has non-capital losses of approximately $1,363,100, which may be applied against future income for Canadian income tax purposes.  The potential income tax benefits of these losses have not been recorded in these financial statements.  The losses expire as follows:

2004	$ 284,500
2005	356,200
2006	345,700
2008	376,700
$1,363,100

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2003	2002	2001

	37.62%	39.62%	44.62%
Income tax benefit computed at Canadian statutory rates	$ 1,075,100	$ 148,951	$ 180,511
Temporary differences not recognized in year	(1,154,271)	(196,014)	(12,460)
Tax losses not recognized	276,042	179,081	42,926
Changes in tax rates	31,076	199,906	25,041

Future income tax benefit (expense)	$ 227,947	$ 331,924	$ 236,018

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

13.

Income Taxes (continued)

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.  Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2003	2002	2001

Future income tax assets (liabilities)
Non-capital losses carried forward	$485,549	$600,871	$805,504
Capital losses carried forward	20,946	23,535	61,233
Temporary differences on mineral properties	(1,136,898)	(1,485,925)	(2,074,975)
Temporary differences on other assets	76,948	80,117	94,912

Future income tax liabilities, net	$(553,455)	$(781,402)	$(1,113,326)

An income tax benefit of $227,947 (2002 - $331,924, 2001 - $236,018) has been recorded for the year ended December 31, 2003.

Flow-through shares are issued by a Company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares.  Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration.  The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at December 31, 2003 and which are held in trust for such expenditures.  As at December 31, 2003 the amount of flow-through proceeds remaining to be expended is $1,893,328.

14.

Differences between Canadian and United States Generally Accepted Accounting

Principles (GAAP)

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission.  The differences between Canadian and U.S. GAAP are summarized as follows:

(a)

Mineral Properties

Under U.S. GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred.  Under Canadian GAAP, these amounts can be deferred.  As such, under U.S. GAAP, these amounts and related future tax liabilities are not recorded on the balance sheet.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

14.

Differences between Canadian and United States Generally Accepted Accounting

Principles (GAAP)   (continued)

(b)

Available-for-sale Securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders’ equity. Securities that experience a decline in fair value that is other than temporary are written down. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

(c)

Impact of recent United States Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,” (FIN 46). The primary purpose of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the Company’s 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15, “Consolidation of Variable Interest Entities”. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

(d)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

Balance Sheets

Increase (decrease) in accounts to comply with U.S. GAAP:

	2003	2002
Total assets under Canadian GAAP Adjustment to reconcile to U.S. GAAP	$8,471,709	$9,346,367

Write-off of capitalized mineral property costs	(5,063,785)	(6,722,860)
Unrealized gain on available-for-sale securities	1,068,398	493,190

Total assets under U.S. GAAP	$4,476,322	$3,116,697

Shareholders’ equity under Canadian GAAP	$7,804,204	$8,261,263
Adjustments to reconcile to U.S. GAAP
Non-employee stock based compensation expense
- prior years	(467,666)	(467,666)
Unrealized gain on marketable securities	1,068,398	493,190
Write off of mineral property costs	(5,063,785)	(6,722,860)

Total shareholder’s equity under U.S. GAAP	$3,341,151	$1,563,927

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

14.

Differences between Canadian and United States Generally Accepted Accounting

Principles (GAAP)   (continued)

Statements of Operations and Deficit

	2003	2002	2001
Loss for the year, under Canadian GAAP	$(2,629,841)	$(44,024)	$(168,534)

Adjustments to reconcile to U.S. GAAP
Non-employee stock based compensation expense	-	-	(23,172)
Option payments and recoveries received in the year	96,497	116,766	307,383
Mineral property costs incurred in the year	(962,278)	(448,438)	(1,038,602)
Reversal of write-off of mineral properties	2,524,856	456,298	24,771
Income (loss) under U.S. GAAP	(970,766)	80,602	(898,154)
Unrealized gain on available-for-sale securities	1,068,398	493,190	15,999
Comprehensive Income (loss) under U.S. GAAP	$97,632	$573,792	$(882,155)
Basic and diluted earnings (loss) per share under U.S. GAAP	$0.01	$0.03	$(0.06)
Weighted average number of shares outstanding (Note 8(c), 1 for 3 share consolidation)	18,004,378	16,860,039	14,033,109

Statements of Cash Flows

	2003	2002	2001
Cash used for operating activities under Canadian GAAP	$(2,211,906)	$(626,979)	$(182,679)
Adjustments to reconcile to U.S. GAAP
Option payments and recoveries received in the year	96,497	116,766	289,383
Mineral property costs incurred in the year	(962,278)	(448,438)	(1,038,600)

Cash used for operating activities under U.S. GAAP	$(3,077,687)	$(958,651)	$(931,896)

Cash used for investing activities under Canadian GAAP	$(1,208,397)	$(489,345)	$(753,961)

Adjustments to reconcile to U.S. GAAP
Mineral property costs, net of recoveries, incurred in year	865,781	331,672	749,217

Cash used for investing activities under U.S. GAAP	$(342,616)	$(157,673)	$(4,744)

(f)

Pro Forma Income (Loss)

For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods.  The pro-forma effect on the income (loss) for fiscal years 2002 and 2001 may not be representative of the actual results had the Company accounted for the stock options using the fair value method.  The Company’s pro-forma information follows:

	2003	2002	2001

Income (loss) under U.S. GAAP	$97,632	$573,792	$(882,155)
Employee stock based compensation expense	-	(6,275)	(40,614)

Pro forma income (loss)	$97,632	$567,517	$(922,769)
Pro forma
Basic and diluted net earnings (loss) per share under U.S. GAAP	$0.01	$0.03	$(0.07)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

15.

Subsequent Events

(a)

In February, 2004 the Company completed an option agreement with Black Bart Prospecting Inc. whereby the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company must pay $7,000 in cash (paid), issue an aggregate of 200,000 common shares over four years (20,000 shares issued in February, 2004) and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision.

(b)

In January, 2004 the Company granted stock options to the new president and director for the acquisition of up to 700,000 common shares at $0.53 per share to January 21, 2009.

In February, 2004 the Company granted stock options to a consultant for the acquisition of up to 50,000 common shares at a price of $0.64 per share to February 19, 2009.

(c)

Subsequent to December 31, 2003, the Company issued 2,388,888 common shares pursuant to the exercise of warrants with an expiry date of February 28, 2004.  The warrants were fully exercised for proceeds of $1,206,388.

(d)

Subsequent to December 31, 2003, the Company issued 205,499 common shares for proceeds of $47,010 pursuant to the exercise of stock options.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Description of Business and Report Date

Commander Resources Ltd. (“the Company”) is an exploration stage Company engaged in the acquisition and exploration of prospective gold, nickel and base metals properties in Canada.  The Company is currently focusing its exploration activities on Baffin Island and in Labrador.  The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2003.

The following management discussion and analysis is for the year ended December 31, 2003 and includes relevant information up to March 18th, 2004 (“Report Date”).

Highlights for Fiscal 2003

•

Spring 2003, the Company conducted a MegaTEM airborne survey on the Adlatok 1, Sally and Satellite Labrador projects.

•

The Company entered into three option agreements on Baffin Island, Nunavut creating the Qimmiq, Dewar Lake and Bravo Lake projects.

•

Summer 2003, the Company conducted prospecting and sampling programs on the Qimmiq, Dewar Lake and Bravo Lake which identified nine gold prospects over a 140km strike length.

•

Fall 2003, the Company conducted a deep sensing EM ground survey on the Adlatok 1, Sally and Satellite Labrador projects.

•

In December 2003, the Company completed a non-brokered private placement of 3.5 million units at a price $0.55 per unit for gross proceeds of $1,925,000 which will provide funding for the 2004 spring drill program on Baffin Island.

Heading into 2004, the Company raised an additional $1.2 million as a result of 2.38 million warrants being exercised.  The Company’s total cash position is currently $3 million, sufficient to meet the Company’s project and corporate needs for the year.   The Company’s total working capital position is about $5.5 million including 1.72 million shares of Diamonds North Resources, whose share price has appreciated from the $0.70 level in early 2003 and currently exceeds $1.00.    In late 2003, the Company added Wesley Raven to the team as Exploration Manager.   In early 2004, Kenneth Leigh joined the Company as President after 13 years with Teck Cominco.   With cash in the bank, new management added to the Company, and a new gold project on Baffin Island, the Company is well-positioned for growth and success in 2004.   A significant diamond drilling, geophysical, geological and prospecting program will commence on Baffin Island in the spring.   The Company also expects to see continued advancement of its Nickel projects in Labrador.

The Company has a large portfolio of copper-gold, gold and base metal properties that have been in inventory for several years.   Several of these are drill-ready and in this active market where there is more money available than quality properties, we will be seeking quality partners to move some of these projects forward and maximize the value to our Shareholders.

The Company will continue to seek out new quality projects within Canada and internationally to allow year-round exploration and to increase its potential for making new discoveries.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

At December 31, 2003, the Company's mineral properties are comprised of properties located in Canada.   A discussion on the Company’s exploration activity on the, Qimmiq, Dewar Lake, Bravo Lake, Adlatok 1 and Sally projects follows after the table below.  Expenditures incurred on mineral properties are as follows:

	Sarah	Green				Dewar	Bravo	Other
	Lake	Bay	Adlatok 1*	Sally*	Qimmiq	Lake	Lake	Properties	Total

Balance at
December 31, 2002	$1,122,697	$2,697,169	$ 35,835	$ 25,116	$ -	$ -	$ -	$2,842,043	$6,722,860

Additions during the period:

Acquisition costs:	-	-	-	-	-	-	-	10,637	10,637

Exploration costs:
Administration	-	1,020	-	-	5,486	1,860	2,139	-	10,505
Drilling	-	42	-	-	-	-	-	2,026	2,068
Engineering	-	5,250	-	-	-	-	-	-	5,250
Geochemistry	-	19,411	-	-	26,280	6,715	9,085	25,449	86,940
Geology	12,063	56,604	10,277	6,282	56,428	26,797	19,462	31,957	219,870
Geophysics	1,500	10,418	106,804	33,593	33,483	2,137	21,319	62,994	272,248
Licences & fees	-	12,401	-	3,163	47,712	-	-	26,233	89,509
Line cutting	-	-	-	-	3,181	175	1,002	-	4,358
Permitting	-	-	-	-	-	-	-	1,706	1,706
Prospecting	-	-	-	-	120,815	88,796	47,776	-	257,387
Trenching	-	1,800	-	-	-	-	-	-	1,800
	13,563	106,946	117,081	43,038	293,385	126,480	100,783	150,365	951,641

Less:
Recoveries	-	(17,166)	(43,295)	(11,264)	-	-	-	(24,772)	(96,497)
Write down	-	(2,186,952)	-	-	-	-	-	(337,904)	(2,524,856)
	-	(2,204,118)	(43,295)	(11,264)	-	-	-	(362,676)	(2,621,353)

Net additions	13,563	(2,097,172)	73,786	31,774	293,385	126,480	100,783	(201,674)	(1,659,075)

Balance at
December 31, 2003	$1,136,260	$ 599,997	$ 109,621	$ 56,890	$ 293,385	$ 126,480	$ 100,783	$2,640,369	$5,063,785

* included in Other Properties in 2002.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Qimmiq, Baffin Island Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company can earn 50% of BHP Billiton’s exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases.  If a mineral discovery is made, excluding gold, BHP Billiton can exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.  The Qimmiq project is located on Central Baffin Island 500 kilometres north of Iqaluit.

Qimmiq Exploration Program

The Company proposed a $153,000 exploration program consisting of prospecting, sampling and geophysical surveys.  The exploration program was designed to follow up on BHP Billiton’s 2001 and 2002 exploration results that yielded gold mineralization values of up to 45.0 g/t Au.  Bernard Kahlert, VP of Exploration, prepared the exploration program and was the Qualified Person overseeing the project.  Lamont Leatherman supervised the fieldwork.

In August, coarse free gold was observed in several chip and channel samples and 27 priority assays yielded very high gold values.  With these encouraging results, management of the Company decided to expand the prospecting and sampling program which resulted in cost overruns.

Table 1 – Reconciliation of Proposed & Actual Expenditures for Qimmiq

	Proposed	Actual	Variance
Administration	$-	$5,486	$5,486
Geochemistry	12,000	26,280	14,280
Geology	35,000	56,428	21,428
Geophysics	46,000	33,483	(12,517)
Licenses & fees	-	47,712	47,712
Line cutting	-	3,181	3,181
Prospecting & sampling	60,000	120,815	60,815
	$153,000	$293,385	$140,385

Work on the Qimmiq project covered five claim blocks and consisted of 131 man days over August 1st to September 7th.  The field crew collected 262 grab samples from the five different claim blocks.  In addition, a diamond saw was used to cut channel sample which ranged from 30 to 100 cm in length.  On the Qim 1 claim block, the field crew collected 212 channel samples over 900 metres of strike length. On Qim 5 claim block, 29 channel samples were collected.  Also, the field crew completed a 17.5 line kilometres ground magnetic geophysical grid and 10 line kilometres of horizontal loop electronic geophysical (“HLEM”) survey.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Qimmiq Exploration Results

From the 212 channel samples collected from the Qim 1 claim block, 90 channel samples assayed between 0.5 g/t Au to 239.3 g/t Au.  Coarse free gold was observed in several of these samples.  Significant channel sample results included:  24.9 g/t Au / 3.6 m, 13 g/t Au / 3.5 m, 30.8 g/t Au / 3.75 m, 14.4 g/t / 5.1 m and a 0.3 metre interval assayed 239.3 g/t Au. The Company has designated this high gold area within Qim 1 as the Malrok Zone.

From the 214 grab samples, 79 grab samples assayed with elevated gold values of which 28 of the 97 samples assayed over 1.0 g/t Au.

The HELM survey outlined a number of moderate to excellent conductors.  Two of these conductors correlate closely with the two horizons of mineralization identified by the channel samples.  Locally, intense magnetic anomalies are interpreted to be from magnetic mineralization.

Future Developments for Qimmiq

Management is pleased with the results of the Qimmiq field program which has identified four gold prospects named the Malrok Zone, the Ridge Lake Zone, the Peninsula Prospect and Qim 5 prospect.  For spring and summer of 2004, Bernard Kahlert is preparing a diamond drill program to define the width of the Malrok and Ridge Lake zones.  Additional work planned for the property includes an airborne geophysical survey followed by ground geophysics, detailed geological mapping and prospecting.

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut. Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton’s exploration rights and interest by incurring $200,000 in expenditures by December 31, 2005.  The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton.  If a mineral discovery is made, excluding gold, BHP Billiton can exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.  The Dewar Lake project is located on Central Baffin Island 500 kilometres north of Iqaluit.

Dewar Lake Exploration Program

The Company proposed a $100,000 exploration program consisting of a prospecting and sampling.  The exploration program was designed to follow up on BHP Billiton’s previous exploration results.  Bernard Kahlert, VP of Exploration, prepared the exploration program and was the Qualified Person overseeing the project. Lamont Leatherman supervised the fieldwork.

The $126,480 cost of the exploration program was $26,480 over the proposed budget of $100,000.  Prospecting costs were $19,796 higher than originally budgeted as the Company expanded the scope of the prospecting program after receiving encouraging results from the Qimmiq project.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Table 2 – Reconciliation of Proposed & Actual Expenditures for Dewar Lake

	Proposed	Actual	Variance
Administration	$-	$1,860	$1,860
Geochemistry	8,000	6,715	(1,285)
Geology	23,000	26,797	3,797
Geophysics	-	2,137	2,137
Line cutting	-	175	175
Prospecting	69,000	88,796	19,796
	$100,000	$126,480	$26,480

The Dewar Lake project covered eleven claim blocks and consisted of 47 man days over August 1st to September 7th. The field crew collected 141 grab samples.

Dewar Lake Exploration Results

On claim block 2572, named the ST prospect, 13 grab samples were collected of which 4 grab samples assayed with gold values over 1.0 g/t Au.

Dewar Lake Future Developments

Management is encouraged with the exploration result from the ST prospect and additional prospecting and sampling work will be conducted in the summer of 2004.  In 2004, the Dewar Lake Property was reduced to three Permits totaling 162,927 acres.

Bravo Lake, Nunavut

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8.0 million by December 31, 2011 of which $90,000 is required by the end of 2003.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire to an aggregate of a 50% interest.

The option agreement is subject to following royalties payable to Falconbridge:

•

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

•

on nickel production, a 2% net smelter return royalty ;

•

on diamonds, a 2% gross overriding royalty and;

•

on base metal production, a 1.5% net smelter return royalty.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Bravo Lake Exploration Program

The Company proposed a $75,000 exploration program consisting of prospecting, sampling and geophysical surveys.  In 2001, BHP Billiton exploration identified a significant BHP-type occurrence on claim 2383 which was named Tuktu.  The exploration program was designed to explore for gold and nickel mineralization and to follow up on the Tuktu occurrence.  Bernard Kahlert, VP of Exploration, prepared the exploration program and was the Qualified Person overseeing the Project.  Lamont Leatherman supervised the fieldwork.

The $100,783 cost of the program was $25,783 over the proposed budget of $75,000.  Prospecting costs were $18,776 higher than originally budgeted as the Company expanded the scope of the prospecting program after receiving encouraging results from the Qimmiq project.

Table 3 – Reconciliation of Proposed & Actual Expenditures for Bravo Lake

	Proposed	Actual	Variance
Administration	$-	$2,139	$2,139
Geochemistry	6,000	9,085	3,085
Geology	17,000	19,462	2,462
Geophysics	23,000	21,319	(1,681)
Line cutting	-	1,002	1,002
Prospecting	29,000	47,776	18,776
	$75,000	$100,783	$25,783

The Bravo Lake project covered twelve claim blocks and consisted of 52 man days over August 1st to September 7th. The field crew collected 236 grab samples.  In addition, the field crew completed a 17.0 line kilometres ground magnetic geophysical grid and 12 line kilometres of HLEM survey.

Bravo Lake Exploration Results

On claim 2381 named the Triangle Lake prospect, 25 grab samples were collected of which 1 sample assayed 1.79 g/t Au and 5 other grab samples assayed between 0.1 g/t Au to 0.47 g/t Au.

On claim 2369 named the 2369 prospect, 36 grab samples were collected of which 3 samples assayed over 1.0 g/t Au and 8 other grab samples assayed over 0.1 g/t Au.

The geophysical survey over the Tuktu occurrence yielded moderate to weak HLEM.  Magnetic anomalies were detected along a line that directly crossed the Tuktu occurrence.  No anomalies, either HELM or magnetic were detected on the 100m lines adjacent to the Tuktu occurrence.  The geophysics confirms that the Tuktu occurrence has limited size.

Future Developments for Bravo Lake

Management is pleased with the Triangle Lake prospect and the 2369 prospect and plans to conduct further exploration work in the spring of 2004.  Bernard Kahlert is preparing a diamond drill program to define the width of these two gold zones, and an airborne geophysical survey, ground geophysics, detailed geological mapping and prospecting over Property.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Adlatok 1, Labrador

The Adlatok 1 project, which adjoins the Company’s Sarah Lake property, consists of 100 claims.  The Company is the operator and has a 59.5% (2002 - 52%) interest in the project.  An extensive highly contaminated gabbro was recently discovered and will be investigated this summer using geophysical surveys.

Adlatok 1 Exploration Program

In the spring, the Company completed a 117 line kilometre airborne MegaTEM at a cost of $21,219. The actual cost was $781 less than the proposed budget of $22,000.  The airborne MegaTEM was performed by Fugro Airborne Surveys Corp.

Table 4 – Reconciliation of Proposed & Actual Expenditures for Adlatok 1 Airborne Survey

	Proposed	Actual	Variance
Geology	$2,000	$1,817	$(598)
Geophysics	20,000	19,402	(183)
	$22,000	$21,219	$(781)

In the fall, the Company proposed a $66,000 ground geophysical program to follow-up on identified anomalies from the airborne survey.  Bernard Kahlert, VP of Exploration, prepared a 140 AMT station deep sensing EM ground survey budgeted at $400 per AMT station.  The fieldwork was performed and supervised by Geosystem Canada Inc.

Table 5 – Reconciliation of Proposed & Actual Expenditures for Adlatok 1 Ground Survey

	Proposed	Actual	Variance
Geology	$4,000	$7,248	$3,248
Geophysics	62,000	87,402	25,402
	$66,000	$94,650	$28,650

The Adlatok 1 project consisted of 62 man days spread over September 9th to 24th. The field crew completed 130 AMT station out of the proposed 140 AMT stations.  Cost overruns were due to two bad weather days and a larger field crew was utilized due to the short time frame.  The larger field crew resulted in higher camp and travel costs.  During the current quarter, additional costs were incurred for interpretation of the data and report writing.

Adlatok 1 Exploration Results

The AMT ground survey detected a deep conductor near the eastern boundary of Adlatok 1 which resulted in the Company staking an additional 100 units to the east.  A large loop EM survey is planned for 2004 to determine if this is a nickel prospect ready for drill testing.

Sally, Labrador

The Sally project, which adjoins the Company’s Sarah Lake property, is 100% owned by the Company and consists of 36 claims.  The property lies adjacent to Adlatok 1.  Recently discovered extensive highly contaminated gabbro will be investigated this summer using geophysical surveys.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Exploration Program

In the spring, the Company completed a 43 line kilometre airborne MegaTEM at a cost of $8,363.  The actual cost was $637 less than the proposed budget of $9,000.  The airborne MegaTEM was performed by Fugro Airborne Surveys Corp.

Table 6 – Reconciliation of Proposed & Actual Expenditures for Sally Airborne Survey

	Proposed	Actual	Variance
Geology	$1,000	$1,225	$225
Geophysics	8,000	7,138	(862)
	$9,000	$8,363	$(637)

In the fall, the Company proposed a $24,000 ground geophysical program to follow-up on identified anomalies.  Bernard Kahlert, VP of Exploration, prepared a 50 AMT station deep sensing EM survey budgeted at $400 per AMT station.  The fieldwork was performed and supervised by Geosystem Canada Inc.

Table 7 – Reconciliation of Proposed & Actual Expenditures for Sally Ground Survey

	Proposed	Actual	Variance
Geology	$4,000	$3,831	$(169)
Geophysics	20,000	26,455	6,455
Licenses & fees	-	3,163	3,163
	$24,000	$33,449	$9,449

The Sally project consisted of 40 man days spread over September 9th to 24th. The field crew completed 43 AMT station out of the proposed 40 AMT stations.  Cost overruns were due to two bad weather days and a larger field crew was utilized due to the short time frame.  The larger field crew resulted in higher camp and travel costs.  During the current quarter, additional costs were incurred for interpretation of the data and report writing.

Sally Exploration Results

The AMT ground survey detected a deep conductor on the property.  Further large loop EM surveying is planned in 2004 to determine if this is a drill target for nickel sulphides.

Selected Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2003, 2002 and 2001.

		2003		2002		2001
Total Revenues		$377,965		$245,684		$55,868
Loss before adjustments		$(354,110)		$(387,679)		$(399,348)
Loss for the year		$(2,629,841)		$(44,024)		$(168,534)
Basic and diluted loss per share		$(0.15)		$(0.01)		$(0.01)
Total Assets		$8,471,709		$9,346,367		$9,743,463
Total Long-term liabilities	$	Nil	$	Nil	$	Nil

Cash dividends per share	$	Nil	$	Nil	$	Nil

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Results of Operations

Revenues for 2003 includes the Company’s production interest of $377,965 (2002 – $202,785; 2001 - $Nil) and mineral property transactions of $Nil (2002 - $42,899; 2001 - $55,868). The production interest resulted from the sale of the Hammerdown/Rumbullion Gold Deposit to Richmont Mines Inc. in fiscal 2000.  The remaining unpaid balance of the production interest is $19,250 which the Company anticipates receiving during fiscal 2004.  The Company did not receive any revenue from mineral property transactions during 2003.

General and administrative expenses of $732,075 (2002 - $633,363; 2001 - $455,216) represents a $98,712 increase over fiscal 2002.  Fiscal 2002 included several one-time cost associated with the Company’s reorganization which are reflected in decreased in annual report and meeting, investor relations and promotions, legal and transfer agent expenses for the current year.  General and administrative expenses of note include consultants, investor relations and promotion, office and miscellaneous, salaries and benefits expenses and stock-based compensation.

Consultants expense of $43,031 (2002 - $Nil; 2001 - $Nil) includes $33,720 for a part-time controller, Michael Lee to oversee the Company’s financial reporting, $4,700 for the Hammerdown/Rumbullion mine audit and $4,611 in costs for the Company’s ongoing 20F filing.

Investor relations and promotion expense was $92,498 (2002 - $115,475; 2001 - $39,008) which represents a $22,977 decrease from fiscal 2002 and a $53,490 increase over fiscal 2001.  During 2003, the Company was active in promoting it’s new Baffin Island projects and attended the Calgary Cambridge House gold show, the New York Institutional Gold Conference and the San Francisco Gold Show.  A breakdown of investor relations and promotion expense is provided below:

Consulting	$7,536
Conferences trade shows and travel	41,970
Media	10,769
Administration	14,450
Promotion	17,773
$92,498

Office and miscellaneous expense of $57,679 (2002 - $54,366; 2001 - $37,738) represents a $3,313 increase over fiscal 2002 and $19,941 increase over fiscal 2001.  The overall cost of operating has increased and the Company anticipates office and miscellaneous expense for 2004 will remain at the current level and it is unlikely to fall back to the 2001 level. A breakdown of office and miscellaneous expense is provided below:

Bank charges and interest	$1,725
Dues and subscriptions	3,364
Drafting, printing and reproduction	2,147
Equipment rental	7,435
Insurance	11,700
Office and miscellaneous	21,333
Postage and courier	4,712
Storage	5,263
$57,679

Salaries and benefits expense of $209,495 (2002 - $244,838; 2001 - $218,454) represents a $35,343 decrease from fiscal 2002 and a $8,959 decrease from fiscal 2001. The decrease was due to the Company’s exploration manager leaving in the spring of 2003 and the position was not filled until December when the Company hired Wes Raven.  Subsequent to the year end, the Company hired a new president, Ken Leigh.  During the transitional period, Bill Coulter will remain on as Chief Executive Officer.  It is anticipated that the 2004 salaries and benefits expense will be higher than 2003.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

In the fourth quarter, the Company elected the early adoption of the CICA released amendments to Section 3870 (see Changes in Accounting Policies) which resulted in a $6,725 restatement to the current year’s deficit and a $163,919 (2002 - $1,676; 2001 - $Nil) in stock-based compensation expense to the current fiscal year.  The Company previously disclosed stock-based compensation to directors and employees as pro forma information.

The Company’s loss before adjustments is $354,110 (2002 - $387,679; 2001 - $399,348).  Adjustments to the Company’s loss include investment income of $31,133 (2002 - $496,702; 2001 - $77,060); property investigation expense of $24,252 (2002 - $13,616; 2001 - $25,533); write down of marketable securities expense of $Nil (2002 - $23,145; 2001 - $31,960); write down of mineral properties expense of $2,524,856 (2002 - $456,298; 2001 - $24,771) and gain on sale of marketable securities income of $14,297 (2002 - $8,088; 2001 - $Nil).

The Company’s loss before future income tax provision is $2,857,788 (2002 - $375,948; 2001 - $404,552).  The future income tax provision is $227,947 (2002 - $331,924; 2001 - $236,018).  The resulting loss for 2003 is $2,629,841 (2002 - $44,024; 2001 - $168,534).

Investment income for 2003 reflects interest earned on deposit in the normal course of business where fiscal 2002 included a one-time loan bonus which resulted in an additional $445,000 in investment income.

The $2,524,856 write down of mineral properties expense is largely due to the reduction in the carrying value of the Green Bay, Newfoundland project by $2,186,952.  During the year, the Company sold four claim blocks within the Green Bay property in consideration for a royalty of $25 for each ounce of gold produced.  Also, the Company consolidated several of the remaining claim blocks to reduce the annual maintenance cost.  The Satellite, Labrador and Bamaji, Ontario project where written off during the year at a cost of $304,550 and $33,354 respectively.

For the last three completed fiscal years, the Company has not paid cash dividends to shareholders.  The Company does not anticipate paying a cash dividend during fiscal 2004.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the last quarter for the three months ending on December 31, 2003.

For the Quarterly Periods Ending on	Mar. 31st 2003	Jun. 30th 2003	Sept. 30th 2003	Dec 31st 2003

Total Revenues	$76,565	$112,850	$107,190	$81,360
Loss before adjustments	$(48,413)	$(15,964)	$(38,165)	$(251,568)
Loss for the period	$(37,350)	$(6,970)	$(83,012)	$(2,502,509)
Basic loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.14)

For the Quarterly Periods Ending on	Mar. 31st 2002	Jun. 30th 2002	Sept. 30th 2002	Dec 31st 2002

Total Revenues	$-	$-	$155,063	$90,621
Income (loss) before adjustments	$(266,351)	$(90,575)	$22,630	$(53,383)
Income (loss) for the period	$(285,066)	$388,550	$18,750	$(166,258)
Basic income (loss) per share	$(0.00)	$0.02	$(0.00)	$(0.00)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Liquidity

At December 31, 2003, the Company had $3,266,453 (2002 - $2,123,911) in working capital, which was not sufficient to achieve the Company’s budgeted exploration programs for fiscal 2004.   Subsequent to the year end, the 2,388,888 warrants to purchases common shares at $0.505 per share with an expiry date of February 28, 2004 were fully exercised before expiry for proceeds of $1,206,388.  The proceeds from the warrant exercise along with the working capital at December 31, 2003 will provide the Company with sufficient funds for fiscal 2004. The Company may seek additional financing throughout the course of the year as required.

Capital Resources

During fiscal 2003, the Company entered into three property option agreements that each require the Company to meet certain exploration expenditures requirements. The Company’s 2004 minimum commitments are as follows:

i)

To maintain the Qimmiq Project option agreement in good standing, the Company’s cumulative expenditure requirements by December 31, 2004 are $700,000. As at December 31, 2003, the Company had incurred $293,385 in expenditures and will be required to spend a minimum of $406,615 during 2004.  Before March 31, 2004, the Company gave notice to BHP Billiton as required under the agreement that the Company would make the 2004 required expenditure commitment.

ii)

To maintain the Dewar Lake Project option agreement in good standing, the Company’s cumulative expenditure requirements by December 31, 2005 are $200,000. As at December 31, 2003, the Company had incurred $126,480 in expenditures and is not required to make any expenditure during 2004.

iii)

To maintain the Bravo Lake Project letter agreement in good standing, the Company’s cumulative expenditure requirements by December 31, 2004 are $275,000.  As at December 31, 2003, the Company had incurred $100,783 and will be required to spend a minimum of $174,217 during 2004.  In addition, on January 31, 2004, the Company elected to continue operating the property and therefore must keep the property in good standing until January 31, 2006.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Related Party Transactions

Included in marketable securities are 1,790,000 common shares of Diamonds North Resources Ltd. (“Diamonds North”), a Company related by a common director, Bernard Kahlert.  On March 1, 2002, the Company loaned $300,000 to Diamonds North for working capital purposes.  In consideration, the Company received 890,000 common shares of Diamonds North and a note receivable for $300,000.  The transaction was approved by Regulatory authorities.  At the election of the Company, the principal portion of the note receivable could be converted into units of Diamonds North consisting of one common share and one-half warrant.  The Company has elected to convert the entire principal portion of the note receivable and exercised all the resulting warrants. The note receivable and accrued interest were repaid before July 14, 2003.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

As part of the Company’s 2002 reorganization, the Company granted the president of Diamonds North an option to purchase 70,000 shares of Diamonds North at a price of $0.30 per share for a two-year period, which expires on March 18, 2004. Subsequent to the year end, the president of Diamonds North exercised the entire option.

The Company shares certain administrative costs with four other companies related by virtue of common directors.  Included in accounts receivable is an aggregate of $35,134 (2002 - $153,275) owed by those companies for shared administrative expenses.

Brown McCue provided legal services to Company, a law firm which Maynard Brown, an officer of the Company, practiced in.  The law firm disbanded on November 30, 2003 and Maynard Brown has continued to provide legal services to the Company as a personal law corp.  During the year, the Company paid or accrued legal fees to the related party in the aggregate of $11,713 (2002 - $22,218).

Fourth Quarter Comparison

During the fourth quarter, the Company filed for $69,388 in Junior Company Exploration Assistance Program with the Government of Newfoundland and Labrador for exploration programs conducted on the Adlatok 1, Sally and Satellite projects.  The amount has been recorded in accounts receivable and is included as a recovery in the mineral property expenditure table above.

During the fourth quarter, the Company filed two applications with the Mining Recorder Office for prospecting permits in Nunavut and was required to place bid deposits totalling $330,642.  The Company elected to withdraw the applications and expects to receive a refund of the deposit less the application fees.

For the three months ended December 31, 2003, audit and accounting expense, stock-based compensation expense and write down of mineral properties have fluctuated in comparison to the previous quarter’s expenses.  Audit and accounting expense of $31,672 (2003 Q3 - $12,147) includes a $15,000 accrual for the 2003 audit.  Stock-based compensation expense of $163,919 (2003 Q3 - $Nil) reflects the Company early adoption the CICA released amendments to Section 3870.  Write down of mineral properties expense of $2,491,502 (2003 Q3 - $33,354) includes a $2,186,952 reduction in the carrying value of the Green Bay, Newfoundland project and a $304,550 write off of the Satellite, Labrador project.

Proposed Transactions

The Company is in the process of negotiating a drill contract for the upcoming 2004 spring drill program on Baffin Island.  Also, the Company is negotiations with another Company to provide expediting services and logistical support for the Baffin Island exploration camp.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets.  All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Another significant accounting estimate relates to accounting for stock-based compensation.  The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Changes in Accounting Polices

During fiscal 2003, the Company elected the early adoption of CICA 3110 “Asset Retirement Obligations”. The standard requires the recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The adoption of this standard did not have a material impact on its financial position or results of operations.

During fiscal 2003, the Company adopted CICA 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on its financial position or results of operations.

The Company has elected the early adoption of the CICA released amendments to Section 3870, “Stock Based Compensation and Other Stock-based Payments,” which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options.  Prior to the adoption, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note. The fair value of the options was $163,919 which was charged to the income statement.  The retroactive application of the change in accounting policy to expense all forms of employee stock-based compensation using the fair-value based method had the effect of increasing the reported net loss and deficit for the year ended December 31, 2002 by $6,725.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.  It is not practical to determine the fair value of the amounts outstanding from related parties due to their related party nature and absence of a market for such instruments.

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income. Marketable securities were written down by $Nil (2002 - $23,145, 2001 - $31,960).  The quoted market value of marketable securities at December 31, 2003 is $1,996,751 (2002 - $1,162,882).

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2003

Subsequent Events

a)

In February 2004, the Company completed an option agreement with Black Bart Prospecting Inc. whereby the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company must pay $7,000 in cash (paid), issue an aggregate of 200,000 common shares over four years (20,000 shares issued in February 2004) and spend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back.

b)

In January 2004, the Company granted 700,000 stock options to the new president and director of the Company under its stock option plan. The options are exercisable for five years at $0.53 per share and are subject to the policies of the TSX Venture Exchange

In February 2004, the Company granted 50,000 stock options to a consultant under its stock option plan. The options are exercisable for five years at $0.64 per share and are subject to the policies of the TSX Venture Exchange.

c)

As at March 18, 2004, the Company issued 2,388,888 common shares pursuant to the exercise of warrants with an expiry date of February 28, 2004.  The warrants were fully exercised for proceeds of $1,206,388.

d)

As at March 18, 2004 the Company issued 215,499 common shares for proceeds of $51,510 pursuant to the exercise of stock options.

e)

As at March 18, 2004 the Company has 24,248,117 (December 31, 2003 – 21,623,730) issued common shares outstanding.

CORPORATE INFORMATION

Head Office

Registrar & Trust Agent

Commander Resources Ltd.

CIBC Mellon Trust Company

Suite 510, 510 Burrard Street

Suite 1600, The Oceanic Plaza

Vancouver, British Columbia

1066 West Hastings Street

Canada V6C 3A8

Vancouver, British Columbia

V6C 3X1

Tel: (604) 685-5254

Toll free: 1-800-667-7866

Fax: (604) 685-2814

Internet Website: www.commanderresources.com

Auditor

Email:  info@commanderresources.com

G. Ross McDonald, C.A.

Officers & Directors

Suite 1402, 543 Granville Street

Vancouver, British Columbia

Kenneth E. Leigh, M.Sc.

V6C 1X8

President and Director

William J. Coulter, B.A.Sc.

Legal Counsel

Chairman, Chief Executive Officer

Tupper Jonsson & Yeadon

  and Director

1710 – 1177 West Hastings Street

Bernard H. Kahlert, P.Eng.

Vancouver, British Columbia

Vice President, Exploration and Director

V6N 1Y3 V6N 1Y3

Albert F. Reeve, P.Eng.

Director

Victor A. Tanaka, P.Geo.

Director

Janice Davies

Corporate Secretary

Maynard E. Brown, LL.B.

Assistant Corporate Secretary

Listings

TSX Venture Exchange: CMD

U.S. 12g Exemption: #82-2996

Capitalization

(as at December 31, 2003)

Shares Authorized: 100,000,000

Shares Issued:  21,623,730

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: May 3, 2003

/s/ William J. Coulter

By:___________________________

William J. Coulter, President